Filed Pursuant to Rule 424(b)(1)
Registration File Number 333-167106

PROSPECTUS

3,250,000 Units

Each Consisting of Four Shares of Common Stock and One Warrant to Purchase One Share of Common Stock

FPB Bancorp, Inc. is a bank holding company headquartered in Port St. Lucie, Florida. Our operations are conducted through our wholly-owned subsidiary, First Peoples Bank. First Peoples Bank is a Florida-state chartered commercial bank which commenced operations in 1999.

We are selling up to 3,250,000 units for $4.00 per unit. Each unit is comprised of four shares of our common stock and one warrant to purchase one share of common stock at a price of $1.50 at any time until November 30, 2015. The minimum subscription that we will accept from an investor is for 1,000 units, unless we waive such requirements in our sole discretion.

The offering period began on July 21, 2010 and will terminate on February 18, 2011, unless extended by our Board of Directors until no later than April 29, 2011.

We have engaged Kendrick Pierce & Company Securities, Inc. to act on a best efforts basis as our placement agent in connection with this offering. We will deposit subscriptions for units into an escrow account with NorthStar Bank until we have received subscriptions for a minimum of 750,000 units, representing $3,000,000 in gross proceeds. If we do not receive subscriptions for at least 750,000 units by the termination of the offering, we will promptly return all subscription funds without interest or deduction. If we have sold at least 750,000 units by February 18, 2011, we will conduct a first closing of the offering and will conduct subsequent closings up until termination of the offering. We will issue certificates for the common stock and warrants sold in the offering promptly after each closing. The maximum size of the offering is 3,250,000 units, representing $13,000,000 in gross proceeds.

Our subsidiary, First Peoples Bank is subject to a Consent Order which requires it to maintain a Tier 1 leverage capital ratio of not less than 8% and a total risk-based capital ratio of not less than 11%. At September 30, 2010, the Bank’s Tier 1 leverage capital ratio was 3.93% and its total risk-based capital ratio was 7.05%. As of September 30, 2010, we estimate that an additional $12.2 million in capital would be required by the Bank to attain the required capital levels.

Our stock is listed on the Nasdaq Capital Market under the symbol “FPBI.” On November 29, 2010, the last reported sale price of our common stock on the Nasdaq Capital Market was $1.00 per share. Our warrants are not traded on any exchange or market and we do not expect a market for the warrants to develop after this offering.

You should consider the risks which we have described in “Risk Factors” beginning on page 10 before buying shares of our common stock.

	Per Unit	Minimum Offering	Maximum Offering
Public offering price	$4.00	$3,000,000	$13,000,000
Maximum sales commission (1)	$0.24	$180,000	$780,000
Proceeds, before expenses, to us	$3.76	$2,820,000	$12,220,000

(1)	See “Plan of Distribution” on page 46.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities are not savings accounts, deposits or obligations of any bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Kendrick Pierce & Co.

The date of this prospectus is November 30, 2010.

FORWARD-LOOKING STATEMENTS

This prospectus, including information incorporated herein by reference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “project,” “is confident that” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements involve risk and uncertainty and a variety of factors could cause FPB’s actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on our operations and subsidiaries include, but are not limited to, changes in:

•	the factors described under the heading “Risk Factors” beginning on page 10,

•	general economic conditions,

•	legislative/regulatory changes,

•	monetary and fiscal policies of the U.S. Government,

•	the quality and composition of our loan or investment portfolios,

•	demand for loan products,

•	deposit flows,

•	competition,

•	demand for financial services in the Company’s primary trade area,

•	litigation, tax and other regulatory matters,

•	accounting principles and guidelines, and

•	other economic, competitive, governmental, regulatory and technological factors affecting FPB’s operations, pricing and services.

Further information on other factors that could affect us is included in the Securities and Exchange Commission filings incorporated by reference in this prospectus. See also “Risk Factors” contained herein and therein.

ABOUT THIS PROSPECTUS

In this prospectus, we rely on and refer to information and statistics regarding the banking industry and the Florida market. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

As used in this prospectus, “FPB,” “the Company,” “we,” “us,” and “ours” refer to FPB Bancorp, Inc. and its subsidiary, First Peoples Bank. The “Bank” refers to First Peoples Bank and its subsidiary, Treasure Coast Holdings, Inc.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the Securities and Exchange Commission. You may read and copy any of these filed documents at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov.

Our Internet address is www.1stpeoplesbank.com. FPB makes available through its website, free of charge, its periodic and current reports, proxy and information statements and other information we file with the Securities and Exchange Commission and amendments thereto as soon as reasonably practicable after the Company files such material with, or furnishes such material to, the Securities and Exchange Commission, as applicable. Unless specifically incorporated by reference, the information on our website is not part of this prospectus.

This prospectus is part of a Registration Statement and does not contain all of the information included in the Registration Statement. Whenever a reference is made in this prospectus or any prospectus supplement, if applicable, to any contract or other document of ours, you should refer to the exhibits that are a part of the Registration Statement for a copy of the referenced contract or document. Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the Securities and Exchange Commission.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information set forth in “Risk Factors,” our financial statements and related notes, and the other information that is incorporated by reference into this prospectus before making an investment decision.

Our Company

FPB Bancorp, Inc. is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Our operations are conducted by our wholly-owned subsidiary, First Peoples Bank. First Peoples Bank commenced operations in 1999 and is headquartered in Port St. Lucie, Florida.

At September 30, 2010, we had total consolidated assets of $240.7 million, total deposits of $213.2 million, total consolidated liabilities (including deposits) of $230.8 million and consolidated shareholders’ equity of $9.9 million. For the nine month period ending September 30, 2010, we reported a net loss of $5.3 million, which was primarily attributable to a $4.6 million provision to our allowance for loan and lease losses, $1.2 million in losses, write downs, provision and other expenses related to foreclosed assets and an $825,000 Federal Deposit Insurance Corporation (“FDIC”) assessment.

We have grown from our initial office to six full-service banking offices located in Port St. Lucie, Stuart, Palm City, Fort Pierce, and Vero Beach, Florida. Our customers are primarily individuals, professionals, small- and medium-size businesses, and seasonal retirees located in our market areas. We operate in a market area that is projected to be one of the fastest growing areas in Florida. Our goal is to be positioned to take advantage of these characteristics as the business cycle stabilizes and turns positive.

Our lending activities are oriented primarily to small to medium-sized businesses, as well as to the consumer and retail customer in our market area. We emphasize superior customer service and responsive decision making delivered with the convenience of modern technology. The deposit services offered by our Bank include small business and personal checking, savings accounts and certificates of deposit. Our Bank concentrates on customer relationships in building its customer deposit base.

We believe that we have a strong presence in our markets and have the opportunity to capitalize on new lending relationships, along with their corresponding deposits, when the economy improves and we inject new capital into the Bank. Additionally, we believe new capital, coupled with opportunities within our markets, will allow us to selectively hire loan officers with experience in those markets.

We are subject to examination and regulation by the Board of Governors of the Federal Reserve System, the Florida Office of Financial Regulation, and the Federal Deposit Insurance Corporation, or the FDIC. This regulation is intended for the protection of our depositors and clients, not our shareholders.

Consent Order

Effective March 18, 2010, the Bank entered into a Stipulation to the Issuance of a Consent Order (“Stipulation”) with the FDIC and the OFR. Pursuant to the Stipulation, the Bank consented, without admitting or denying any charges of unsafe or unsound banking practices or violations of law or regulation, to the issuance of a Consent Order by the FDIC and the OFR, also effective as of March 18, 2010.

The Consent Order represents an agreement among the Bank, the FDIC and the OFR as to areas of the Bank’s operations that warrant improvement and presents a plan for making those improvements. The Consent Order imposes no fines or penalties on the Bank.

Pursuant to the Consent Order:

•

The Bank’s Board of Directors is required to increase its participation in the affairs of the Bank. This participation shall include comprehensive, documented meetings to be held no less frequently than monthly. Prior to the entry of the Consent Order, the Board conducted such meetings, but now requires more detailed management reports. The Board has also established a committee to oversee the Bank’s compliance with the Consent Order.

•

By June 16, 2010, and during the life of the Consent Order, the Bank shall achieve and maintain a Tier 1 leverage capital ratio of not less than 8% and a total risk-based capital ratio of not less than 11%. At September 30, 2010, the Bank’s Tier 1 leverage capital ratio was 3.93% and its total risk-based capital ratio was 7.05%. As of September 30, 2010, we estimate that an additional $12.2 million in capital would be required by the Bank to attain the required capital levels. Our failure to comply with the June 16, 2010 deadline could result in the FDIC or the OFR taking additional heightened enforcement actions against us or keeping the Consent Order in place for longer than it might otherwise have been. No such adverse actions have been taken.

•

The Bank must maintain a fully funded ALLL, which must be satisfactory to the FDIC and the OFR. The Board of Directors shall quarterly review the adequacy of the ALLL. The Bank has always endeavored to maintain a fully funded, adequate ALLL and believes its ALLL is adequate.

•

The Bank shall also reduce the aggregate balance of assets classified “Substandard” by the FDIC in October 2009: (i) by June 16, 2010, to not more than 140% of Tier 1 capital plus the ALLL; (ii) by September 14, 2010, to not more than 120% of Tier 1 capital plus the ALLL; (iii) by December 13, 2010, to not more than 100% of Tier 1 capital plus the ALLL; (iv) by March 23, 2011, to not more than 80% of Tier 1 capital plus the ALLL; and (v) by September 19, 2011, to not more than 60% of Tier 1 capital plus the ALLL. As of September 30, 2010, the Bank’s ratio was 173%. Our failure to comply with the June 16, 2010 and September 14, 2010 requirements, or any subsequent requirement, could result in the FDIC or the OFR taking additional heightened enforcement action against us or in keeping the Consent Order in place for longer than it may otherwise have been. No such adverse actions have been taken.

•

The Bank shall not extend any credit to, or for the benefit of, any borrower who has a loan that has been charged off or classified “Substandard” and is uncollected, unless the Bank documents that such extension of credit is in the Bank’s best interest. The Bank had, and has, no intention of extending credit to such borrowers in violation of these requirements.

•

By May 2, 2010, the Bank shall perform a risk segmentation analysis with respect to any concentration cited by the FDIC, including commercial real estate loans. The Bank shall also develop a plan to reduce any segment of the portfolio deemed by the FDIC or OFR to be an undue concentration of credit. The Bank completed this analysis and submitted both to the FDIC and OFR on April 29, 2010.

•

By June 16, 2010, the Bank shall formulate and implement a strategic plan and a plan to improve and sustain Bank earnings. Additionally, the Bank must prepare a budget and update the profit plan by November 30th of each year. All such items must be submitted to the FDIC and the OFR. The Bank has prepared a profit plan and submitted it as required. The Bank was granted an extension, to September 28, 2010, to submit its strategic plan and submitted it prior to that date.

•

By May 17, 2010, the Bank must review, revise and adopt its liquidity, contingency funding and funds management policy, including implementing any changes recommended by the FDIC or the OFR. The Bank was granted an extension to May 28, 2010, and completed such reviews and revisions and submitted them on May 27, 2010.

•

Throughout the life of the Consent Order, the Bank shall not accept, renew, or rollover any brokered deposit, and shall comply with the restrictions on the effective yields on deposits exceeding national averages. In addition, by March 28, 2010, the Bank was required to submit to the FDIC and the OFR a plan to reduce reliance on brokered deposits, which it has done. The Bank has not accepted, renewed or rolled over any brokered deposits since July 2009. With respect to the yield limitations, it is possible that the Bank could experience a decrease in deposit inflows, or the migration of current deposits to competitor institutions, if other institutions offer higher interest rates than those permitted to be offered by the Bank.

•

During the life of the Consent Order, the Bank shall limit its asset growth to 10% per year, unless the FDIC and the OFR consent to greater growth. Under the recently adopted strategic plan, the growth percentage will not exceed these growth parameters.

•

While the Consent Order is in effect, the Bank shall not declare or pay dividends, or any other form of payment representing a reduction in capital without the prior written approval of the FDIC and the OFR. The Bank has never paid a dividend to FPB.

•

Within 30 days of the end of each calendar quarter, the Bank shall furnish written progress reports to the FDIC and the OFR detailing the form, manner, and results of any actions taken to secure compliance. The Bank will prepare and submit such reports.

Restrictive Board Resolutions

At the request of the Federal Reserve Bank of Atlanta (“Federal Reserve”) our Board of Directors, on October 21, 2009 adopted resolutions limiting us from reducing our capital position. Pursuant to these resolutions, we have committed to: (i) not incurring debt at the holding company level without prior Federal Reserve approval; (ii) not paying dividends on our securities (including our Series A Preferred Stock) without prior Federal Reserve approval; (iii) not purchasing or redeeming stock without Federal Reserve approval; (iv) not making any other payment which would represent a reduction in capital, other than normal and routine operating expenses; and (v) providing to the Federal Reserve on a quarterly basis, a parent-only balance sheet and confirmation of compliance with the resolutions. These resolutions prohibit us from paying dividends on, or redeeming, the Series A Preferred Stock without Federal Reserve approval See “Risk Factors.”

Business Strategy

Our business strategy is to be the outstanding financial institution in the communities we serve by providing a high level of personalized service, competitive banking products, a challenging and rewarding work environment for our staff, and attractive and convenient banking offices. We believe that our large and growing market provides a significant opportunity to build a successful independent community-focused banking franchise. We intend to continue to expand our business through internal growth, as well as selective geographic expansion, while maintaining strong asset quality and achieving sustained profitability. The Board regularly reviews our branch network operations to maximize customer convenience, core deposits and branch profitability. Our business strategy incorporates the following elements:

•	focusing on relationship lending to small and mid-size businesses in our market area;

•	capitalizing on opportunities to serve new customers created by the turmoil being experienced by our competitors and the ongoing consolidation of banks in our market area;

•	achieving an optimal level of low-cost funding through building a base of core deposits;

•	hiring experienced and qualified personnel;

•	expanding our market by selectively establishing new branches;

•	expanding the banking products and financial services we offer.

Our ability to execute the growth oriented aspects of this strategy is currently severely limited by the Bank’s Consent Order and our current capital levels.

Our Reasons for the Offering

We are conducting this offering principally to raise additional capital to increase the capital of the Bank to maintain its capital ratios, reduce its classified assets and to support its future loan and deposit growth. We also intend to retain a portion of the proceeds at the holding company level to fund expenses at the holding company level to fund dividend payments on our Series A Preferred Stock at such a time when the Federal Reserve again permits us to pay dividends and depending on the amount that is raised and what we elect to down-stream to the Bank, we may apply to the Federal Reserve to redeem the Series A Preferred Stock with a portion of the proceeds of this offering; however, there can be no assurances that the Federal Reserve will approve our application.

The Bank has agreed with the bank regulatory agencies, in the Consent Order, that by June 16, 2010, and thereafter, the Bank will maintain a Tier 1 leverage capital ratio of not less than 8% and a total risk-based capital ratio of not less than 11%. As of September 30, 2010, the Bank’s Tier 1 leverage was 3.93% and its total risk-based capital ratio was 7.05%. As of that date, we estimate that the Bank would require an additional $12.2 million in capital to reach the required levels. If we do not raise sufficient capital in this offering to reach those levels, we may attempt to do so by reducing our asset size, otherwise we would not be in compliance with the Consent Order. The Bank has also committed to reducing its ratio of assets that were adversely classified in October 2009, to the sum of its capital and allowance for loan and lease losses on a graduated basis, culminating in a ratio of 60% by September 2011. At September 30, 2010, that ratio was 173%. We were not able to comply with the Consent Order by September 30, 2010, and may also not be able to thereafter. See “Risk Factors.”

Loan Portfolio

During the current recession our earnings have been materially affected by required provisions for loan losses stemming from deterioration in our commercial real estate and consumer loan portfolios. In mid-2008, we formulated a plan to reduce our exposure to weaker lending relationships. Management’s practice has been to do business with borrowers in our area who we know. The Bank did not fund any sub-prime loans and had very limited exposure to non-owner occupied commercial real estate and residential real estate. We have moved further away from this class of assets by establishing a moratorium on residential construction and development lending in the current economic environment. As of September 30, 2010, we have eliminated our exposure in total construction and development loans. The majority of the Bank’s loans are owner occupied commercial loans to local business borrowers or consumer loans to their employees. Our market area as a whole has felt the impact of the residential real estate market’s deterioration and our customers appear to be working hard to adjust their business plans to this new reality.

During 2009 and the first nine months of 2010, we have taken several properties into our subsidiary incorporated for the purpose of divesting our foreclosed assets, and we are actively working to market these properties. For example, we: (i) sold three commercial properties carried at $2.4 million for $2.6 million; (ii) sold ten vacant lots carried at $692,000 for $683,000; and (iii) sold nine residential properties carried at $1.3 million for $921,000. We have also had a great deal of success working with our borrowers to move properties to new owners instead of foreclosing on them.

At September 30, 2010, the composition of our loan portfolio was (dollars in thousands):

	Outstanding Loans			Non-performing Loans
	Balance Outstanding	% of Loan Portfolio	% of Total Assets	Balance Outstanding	% of Non-performing Loans
Commercial Real Estate	$97,935	56.42%	40.69%	$6,957	56.93%
Commercial and Industrial	60,576	34.90%	25.17%	4,936	40.40%
Residential	775	0.45%	0.32%	—	—
Home Equity Lines of Credit	3,717	2.14%	1.55%	243	1.99%
Closed-end First Lien 1-4 Family	4,310	2.48%	1.79%	—	—
Other Consumer Loans	6,269	3.61%	2.60%	83	0.68%

Total Consumer Loans	$14,296	8.23%	5.94%	$326	2.67%

Total	$173,582	100.00%	72.12%	$12,219	100.00%

Impaired Loans

The following table contains data concerning our impaired loans as of the dates indicated.

	September 30, 2010	December 31, 2009
	(Dollars in thousands)
Impaired Loan Summary
Impaired loans without a valuation allowance	$8,348	$9,142
Impaired loans with a valuation allowance	11,164	12,088

Total impaired loans	19,512	21,230

Valuation allowance related to impaired loans	$(1,192)	$(2,086)

Net investment in impaired loans	$18,320	$19,144

At September 30, 2010, we had one loan that was contractually past due 90 days or more as to principal or interest payments and still in accrual status of $217,000, compared to $ 907,000 at December 31, 2009.

Included in the table above were $7.5 million and $5.6 million in loans that would be defined as troubled debt restructurings at September 30, 2010 and December 31, 2009, respectively. Of those amounts, $7.5 million and $5.6 million were accruing as of September 30, 2010 and December 31, 2009, respectively, as they were performing in accordance with their restructured terms.

Other than the renewal of performing loans with balloon payments due at maturity, at September 30, 2010 and December 31, 2009, we have granted no extension of loan terms, except for those loans also categorized as non-performing or troubled debt restructured.

Projected Provisions to the ALLL

During the latter part of 2009 and the first nine months of 2010, we completed an enhanced loan review to assess our loan portfolio’s level of risk, which included evaluating:

•	potential credit losses (both expected losses covered by our ALLL and unexpected credit losses not covered by the ALLL and which must be absorbed by our tangible common equity);

•	potential additions to classified loans; and

•	management of loans on our “watch list” and loans assigned to our Special Assets Department.

Utilizing the information accumulated from this loan review, we project provisions to the ALLL of approximately $641,000 during the remainder of 2010. Although this projection is based on our best estimates resulting from our loan review, if we experience higher than expected losses or if the economy or real estate markets perform worse than expected, our actual provisions to the ALLL could be significantly higher than we project.

Our Management Team

We believe that the substantial experience and continuity of our senior management team will aid us in executing our business plan and continuing our growth.

Name of Officer	Years with FPB	Years in Banking	Position
David W. Skiles	12	43	Chief Executive Officer and President of the Company & the Bank
Marge Riley	11	26	Chief Operating Officer and Executive Vice President of the Company & the Bank
Nancy E. Aumack	9	28	Chief Financial Officer and Senior Vice President of the Company & the Bank
William V. West	6	20	Senior Lender and Senior Vice President of the Company & the Bank
Stephen J. Krumfolz	11	21	SBA Commercial Lender and Senior Vice President of the Bank
Melissa M. Favorite	11	24	BSA/Compliance Officer and Senior Vice President of the Bank
Randy J. Riley	5	40	Special Assets Manager and Senior Vice President of the Bank

Additional Sources of Capital

In December 2008, we sold 5,800 shares of non-voting Series A Preferred Stock, yielding aggregate proceeds of $5.8 million, and issued a warrant to purchase up to 183,158 shares of our common stock, at $4.75 per share, to the Treasury under TARP. Until February 2010 we made every required dividend payment on time and in full. The resolutions our Board adopted on October 21, 2009, however, preclude us from making future payments on the Series A Preferred Stock without Federal Reserve approval. Accordingly, we did not pay the dividends due on February 15, 2010, May 15, 2010, August 15, 2010 or November 15, 2010. Any unpaid dividends will accumulate and we will be obligated to pay them prior to making any dividend payments to our common stockholders. In addition, if we defer any six dividend payments, consecutively or nonconsecutively, the Treasury will be permitted to appoint two new directors to our Board of Directors.

We have approached the Treasury in an attempt to negotiate an exchange, on terms favorable to us, of our outstanding shares of Series A Preferred Stock for shares of our common stock or other securities. Such a transaction would eliminate our future need to expend capital to redeem the shares of Series A Preferred Stock and would eliminate our dividend payment obligations on such shares.

Following this offering, we intend to implement an “equity line” program pursuant to which we will be able to issue and sell shares of our common stock to an independent party, who will resell such shares in the public market. We have not adopted any plans or entered into any arrangements or understandings related to such a program. It is expected, however, that this program could periodically provide us with small amounts of capital that could be used to remove impaired assets from the Bank’s balance sheet or supplement our ALLL.

For issuance under the “equity line” program, we intend to reserve a number of shares of our common stock equal to 15% to 20% of the number of shares outstanding following this offering. If implemented, we will be able to “put” lots of shares valued at either twice the average daily volume of our stock traded on Nasdaq multiplied by the average closing price for the three days prior to our electing to “put” a lot of shares or $200,000. The number of shares to be issued and sold in each “put” will be calculated by taking the value of the “put” lot divided by 95% of the lowest daily volume-weighted-average-price of our stock over the five days following our election to “put” a lot. This discounted issuance would serve to dilute the percentage ownership interests of our current shareholders. Also, if the “put” price of our stock is less than its book value at the time of a “put,” as it currently is, the book value per share of stock owned by our current shareholders will be proportionately diluted.

In addition, we may also seek to restructure our asset base by selling a branch office or offices, loans or other assets and investing the proceeds in assets with lower risk ratings.

Corporate Information

Our principal executive office is located at 1301 S.E. Port St. Lucie Blvd., Port St. Lucie, Florida 34952, and our telephone number is (772) 398-1388. We maintain an Internet website at www.1stpeoplesbank.com.

SUMMARY FINANCIAL DATA

Our summary financial data presented below as of and for the years ended December 31, 2007, December 31, 2008 and December 31, 2009, is derived from our audited financial statements. Our summary financial data presented below as of September 30, 2010 and September 30, 2009 and for the nine-month periods ended September 30, 2009 and September 30, 2010, is derived from our unaudited financial statements. Such financial statements are included with our Forms 10-Q and Form 10-K incorporated by reference into this Prospectus. The following Summary Financial Data should be read in conjunction with the “Our Business and Analysis of Financial Condition” section contained in this Prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” sections contained in those Forms 10-Q and Form 10-K. The Company’s historical results are not necessarily indicative of results to be expected in future periods. (Dollars in thousands, except per share amounts).

	At or for the Nine Months Ending September 30,		At or for the Year Ending December 31,
	2010	2009	2009	2008	2007
Balance Sheet Data:
Total assets	$240,694	$267,436	$248,203	$239,173	$196,753
Total loans, net	$167,849	$187,810	$184,312	$184,182	$172,251
Total deposits	$213,245	$233,538	$216,374	$200,683	$172,677
Shareholders’ equity	$9,876	$21,098	$14,639	$24,896	$21,931
Total preferred shareholders equity	$5,440	$5,348	$5,371	$5,279	$—
Total common shareholders equity	$4,436	$15,750	$9,268	$19,617	$21,931
Income Statement Data:
Net interest income	$5,799	$4,696	$6,563	$6,851	$7,528
Provision for loan and lease losses	$4,630	$3,913	$4,959	$4,059	$885
Non-interest income	$1,739	$902	$1,189	$874	$996
Non-interest expense	$8,218	$7,603	$10,482	$8,464	$7,385
Income tax (benefit)	$—	$(2,483)	$1,519	$(1,820)	$77
Net (loss) earnings	$(5,310)	$(3,435)	$(9,208)	$(2,978)	$177
Preferred stock dividend requirements and amortization of preferred stock discount	$289	$287	$382	$26	$—
Net (loss) earnings available to common shareholders	$(5,599)	$(3,722)	$(9,590)	$(3,004)	$177
Per Share and Preferred Shares Outstanding Data(1):
Basic net (loss) earnings per common share	$(2.72)	$(1.81)	$(4.66)	$(1.46)	$.09
Diluted net (loss) earnings per common share	$(2.72)	$(1.81)	$(4.66)	$(1.46)	$.09
Book value per common share at year or period-end	$2.16	$7.65	$4.50	$9.53	$10.66
Common shares outstanding, year or period-end	2,058,047	2,058,047	2,058,047	2,058,047	2,058,047
Average common shares outstanding, basic	2,058,047	2,058,047	2,058,047	2,058,047	2,017,553
Average common shares outstanding, diluted	2,058,047	2,058,047	2,058,047	2,058,047	2,034,070
Performance Ratios:
Return on average assets	(2.79)%	(1.78)%	(3.55)%	(1.37)%	0.10%
Return on average equity	(57.02)%	(19.72)%	(41.74)%	(13.97)%	0.83%
Net interest margin	3.31%	2.68%	2.81%	3.33%	4.53%
Asset Quality Ratios:
Allowance to year or period-end loans	3.03%	2.33%	2.49%	1.36%	1.36%
Non-performing loans to allowance for loan losses	232.26%	386.37%	338.05%	405.76%	73.13%
Non-performing loans to total loans	7.04%	9.02%	8.43%	5.53%	1.00%
Non-performing assets to total assets	8.26%	9.14%	9.15%	5.05%	0.89%
Net chargeoffs to average loans	3.04%	1.39%	1.47%	2.11%	0.19%
Capital Ratios:
Total risk-based capital ratio	7.05%	9.40%	8.96%	10.88%	11.09%
Tier 1 risk-based capital ratio	5.77%	8.14%	7.70%	9.63%	9.83%
Tier 1 leverage capital ratio	3.93%	6.26%	5.65%	8.27%	9.09%
Total equity to total assets	4.10%	7.89%	5.90%	10.41%	11.15%
Other Data:
Number of full-time employees	71	73	74	70	78
Number of full-service branch offices	6	6	6	6	4

(1)	All per share amounts reflect the 5% stock dividends declared on May 16, 2007 and paid on June 15, 2007.

THE OFFERING

General

Securities Offered	3,250,000 Units. Each Unit consists of four shares of common stock, par value $0.01 per share and a warrant to purchase one share of common stock.

Offering Price	$4.00 per Unit.

Maximum Shares Outstanding after Offering	15,058,047 shares of common stock. This total assumes that none of the Company’s outstanding warrants or options, and none of the warrants issued in this offering, have been exercised.

Terms of Warrants	Each warrant will permit the holder thereof to purchase one share of common stock at a purchase price of $1.50 per share. The warrants are transferable and will expire on November 30, 2015. A copy of the Warrant Plan is Exhibit A to this prospectus. To the extent any portion of this summary description conflicts with the terms of the Warrant Plan, the Warrant Plan shall control.

Use of Proceeds	We intend to use the net proceeds from this offering to provide capital to the Bank to maintain its capital ratios, reduce its classified assets and to support its future loan and deposit growth, to fund the dividend payments on our Series A Preferred Stock (subject to Federal Reserve approval), and to fund our operating expenses at the holding company level. Additionally, depending on the amount of the net proceeds, we may elect to apply to the Federal Reserve to redeem our Series A Preferred Stock. At this time, we can not estimate with any reasonable certainty what percentages of any proceeds would be utilized for any particular purpose.

Minimum Offering	We will not close the offering and issue the securities comprising the Units unless we receive and accept subscriptions for at least 750,000 Units, for $3,000,000 in gross proceeds.

Maximum Offering	We will sell a maximum of 3,250,000 Units, representing $13,000,000 in gross proceeds; provided, however, we may increase those amounts by up to 15%.

Intentions of Directors and Executive Officers	Each of our directors and executive officers has indicated his or her intent to purchase Units in the offering. Based on initial indications of interest, we expect our directors and three executive officers to purchase in the aggregate at least 75,000 Units, or approximately $300,000 in subscriptions.

Other Terms of the Offering

Best Efforts Offering	The Units are being offered on a “best efforts” basis through our Placement Agent, Kendrick Pierce & Co. This means that Kendrick Pierce & Co. is not required to purchase any Units and is only required to use its best efforts to sell Units to investors in this offering.

Offering Period	The offering will expire on February 18, 2011 at 5:00 p.m., Eastern Time, or earlier in our sole discretion. We have the right, however, to extend the offering until no later than April 29, 2011, without notice to subscribers.

Minimum Purchase	Investors must subscribe for a minimum of 1,000 Units in order to participate in the offering. However, our employees have no minimum subscription requirement. The Board has reserved the right, however, to waive this minimum purchase requirement, in its sole discretion.

Purchase Limitations	We reserve the right to reject any subscription, in whole or in part. Units will not be issued, without prior approval, to any person who, in the Board of Directors’ opinion, would be required to obtain prior approval from any state or federal regulatory authority to own or control our securities.

Subscription Procedures	Subscribers must remit payment to the Placement Agent for the subscribed for Units prior to closing and may authorize the Placement Agent to withdraw funds from a securities account to pay the purchase price. FPB shall place all subscription funds in an escrow account pending the closing and the issuance of the Units.

Placement Agent Fees	We will not pay a placement agent fee or commission on any Units sold to our directors, officers, employees or members of any of their immediate families. We will pay to Kendrick Pierce & Co. a placement agent fee of 2% of the amount sold to FPB shareholders of record as of June 15, 2010 and 6% of the amount sold to all other investors. We will not pay any placement agent fees upon a warrantholder’s exercise of warrants.

Risk Factors	You should carefully read the “Risk Factors” section beginning on page 10 of this Prospectus before making any investment decision or purchasing any Units.

Information about the Offering	Questions concerning the offering should be directed only to Kendrick Pierce & Co. at (866) 254-2265, ext. 206.

Trading Symbol	Our common stock trades on the Nasdaq Capital Market under the symbol “FPBI.” There is no public market for our warrants and we do not expect one to develop after the offering.

Previously Received Subscriptions	All subscription funds received prior to November 19, 2010, have been returned to the subscribers, without interest or deduction.

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RISK FACTORS

Risks Related to Our Business

The capital raised in this offering may not be sufficient to absorb future losses, stabilize our capital position or permit future growth.

The minimum offering size will not be sufficient to meet the requirements of the Bank’s Consent Order. As of September 30, 2010, we estimate an additional $12.2 million in capital would be required by the Bank for it to be in compliance with the Consent Order’s capital requirements. Therefore, if we experience future losses, due to continued degradation of asset quality or otherwise, the capital raised in this offering may not be sufficient to stabilize the Company and may result in further regulatory action, including the possible issuance of Prompt Corrective Action Directives or the failure of the Bank and the placement of it into receivership with the FDIC. Even if the Bank and the Company do continue to operate, the amount of capital we are raising in this offering may not be sufficient to permit us to resume our previous growth strategy. We expect to raise additional capital for the Bank through a subsequent offering within the next two years. If this, or a future, offering is not successful we may fail to comply with the Consent Order or not have the capital required to operate profitably or effectively pursue our business strategies.

We are required to maintain capital to meet regulatory requirements, and if we fail to maintain sufficient capital, our financial condition, liquidity and results of operations, as well as our ability to maintain regulatory compliance, would be adversely affected.

The Bank is subject to a Consent Order to achieve and maintain a Tier 1 leverage capital ratio of not less than 8% and a total risk-based capital ratio of not less than 11% by June 16, 2010, and thereafter. At September 30, 2010, the Bank’s Tier 1 leverage capital ratio was 3.93% and its total risk-based capital ratio was 7.05%. As of September 30, 2010, we estimate that an additional $12.2 million in capital would be required by the Bank to attain the required capital levels. Any further enforcement action taken by our regulators could require the Bank and/or the Company to maintain higher levels of capital.

Our ability to achieve these goals depends on the success of this offering, conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry and market conditions and governmental activities, many of which are outside our control, and on our financial condition and performance. Accordingly, if we are not able to raise additional capital if needed or on terms acceptable to us we may fail to comply with the Consent Order or not have the capital required to operate profitably or effectively pursue our business strategies. If we fail to satisfy these capital ratios and other regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected. Our failure to meet our regulatory capital requirements could result in further formal enforcement actions against us or our subsidiary bank, the possible failure of the subsidiary bank, and could further affect customer confidence, our ability to grow, our costs of funds and FDIC insurance costs, our ability to pay dividends, our ability to make acquisitions, and our business, results of operations and financial condition.

We may not be able to meet the Consent Order’s requirements to reduce the level of our adversely classified assets.

Our Consent Order requires us to reduce the aggregate balance of assets classified “Substandard” by the FDIC in October 2009: (i) by June 16, 2010, to not more than 140% of Tier 1 capital plus the ALLL; (ii) by September 14, 2010, to not more than 120% of Tier 1 capital plus the ALLL; (iii) by December 13, 2010, to not more than 100% of Tier 1 capital plus the ALLL; (iv) by March 23, 2011, to not more than 80% of Tier 1 capital plus the ALLL; and (v) by September 19, 2011, to not more than 60% of Tier 1 capital plus the ALL. As of September 30, 2010, the Bank’s ratio was 173%. We did not meet the June 16, 2010 or September 14, 2010 requirements and may not meet later deadlines. If we continue to not meet these deadlines, the FDIC or the OFR may impose additional, heightened enforcement actions against the Bank, or may keep the Consent Order in place longer than it may otherwise have been.

We are, and may become, subject to enforcement actions that could have a material negative effect on our business, operations, financial condition, results of operations or the value of our common stock.

The Bank has entered into a Consent Order with its regulatory agencies. Pursuant to that, we have agreed to increase capital levels, decrease commercial real estate loan concentration, improve asset quality by reducing classified assets, take steps to increase earnings and decrease reliance on brokered deposits. In addition, at the request of the Federal Reserve, our Board of Directors adopted resolutions prohibiting us from incurring debt or reducing our capital through dividends, stock repurchases or other non-routine expenditures without the approval of the Federal Reserve.

If we are unable to maintain sufficient capital levels after this offering, improve our asset quality, commercial real estate loan concentration, core funding usage and earnings, comply with the Consent Order, or if our regulators pursue formal or informal enforcement actions against the Company or the Bank, we could become subject to additional, heightened enforcement actions and orders. Although we expect the minimum offering amount to be beneficial in meeting our capital needs, it may not be enough to address all of our immediate capital needs and would not result in us meeting our capital requirements on a pro forma basis as of September 30, 2010 or December 31, 2010. If our regulators were to take such additional enforcement actions, then we could, among other things, become subject to restrictions on our ability to develop any new business, as well as restrictions on our existing business, and we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such enforcement action could have a material negative effect on our business, operations, financial condition, results of operations or the value of our common stock.

Changes in business and economic conditions, in particular those of the Florida markets in which we operate, could continue to lead to lower asset quality, and lower earnings.

Unlike larger national or regional banks that are more geographically diversified, our business and earnings are closely tied to general business and economic conditions, particularly the economy of St. Lucie, Martin and Indian River Counties, Florida. The local economy is heavily influenced by tourism, real estate, and other service-based industries. Factors that could affect the local economy include declines in tourism, higher energy costs, reduced consumer or corporate spending, natural disasters or adverse weather, the recent and possibly continuing significant decline in real estate values and the recent significant deterioration in general economic conditions. Although there is hope that the biotech industry coming to Port St. Lucie will influence positive change in the economic structure of the city and the immediate surrounding area, a sustained economic downturn could adversely affect the quality of our assets, credit losses, and the demand for our products and services, which could lead to lower revenue and lower earnings. The Florida economy continued to weaken during 2009 and 2010. We continually monitor changes in the economy, changes in housing prices, and unemployment rates. We also monitor the value of collateral, such as real estate, that secures loans we have made. A decline in the value of collateral could also reduce a customer’s borrowing power.

Difficult market conditions could continue to adversely affect us and our industry.

Dramatic declines in asset values, including in the housing and commercial real estate markets, over the past year have negatively impacted credit performance of many financial institutions’ loans. Many lenders have reduced, and in some cases, ceased providing funding to borrowers, including other financial institutions, reflecting concern about the stability of financial markets, generally, and the strength of counterparties, specifically. This market turmoil and tightening of credit has led to an increased level of commercial and consumer delinquencies for other financial institutions, a lack of confidence in the financial sector, and increased volatility in the financial markets. The resulting economic pressure on consumers and lack of confidence in the financial markets may adversely affect our business, financial condition, and results of operations.

Recent negative developments in the financial services industry and the U.S. and global credit markets may continue to adversely impact our operations, results and stock price.

Negative developments over the past year in the capital markets have resulted in uncertainty in the financial markets in general, with the expectation of the general economic downturn continuing through 2010 and beyond. Loan portfolio performances have deteriorated at many institutions resulting from, among other factors, a weak economy and a decline in the value of the collateral supporting their loans. The competition for deposits has increased significantly due to liquidity concerns at many of these same institutions. As a result, there is a likelihood of new Federal or state laws and regulations regarding lending and funding practices and capital and liquidity standards, and financial institution regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement actions. Negative developments in the financial services industry and the impact of any new legislation and regulation in response to those developments could negatively and materially impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance.

Our financial performance will be negatively impacted if we are unable to execute our growth strategy.

Our success depends primarily on generating loans and deposits of acceptable risk and expense. We may not be successful in continuing our organic, or internal, growth strategy, which depends upon economic conditions, our ability to identify appropriate markets for expansion, our ability to recruit and retain qualified personnel, our ability to fund growth at a reasonable cost, our ability to maintain sufficient capital to support our growth initiatives, competitive factors, banking laws, and other factors. As we implement our growth strategy, we may incur increased personnel, occupancy and other operating expenses. As we increase our overhead, we must absorb those higher expenses while we begin to generate new deposits and loans, and there is also a time lag involved in redeploying new deposits into attractively priced loans and other higher yielding earning assets. Consequently, our plans to grow will likely depress our earnings in the short run, even if we efficiently execute our strategy.

If real estate values in our markets continue to decline, our loan portfolio may become impaired.

A significant portion of our loan portfolio consists of mortgages secured by real estate located in St. Lucie, Martin and Indian River Counties, Florida. As of September 30, 2010, 56.42% of our loan portfolio consisted of commercial real estate loans, and 0.45% of our loan portfolio consisted of residential real estate loans. Real estate values in our market have recently decreased and may continue to decline due to: changes in national, regional or local economic conditions; fluctuations in interest rates and the availability of loans to potential purchasers; changes in the tax laws and other governmental statutes, regulations and policies; and acts of nature. If real estate values continue to decline in our market, the value of the real estate collateral securing our loans will likely be reduced. Such a reduction in the value of our collateral could increase the number of nonperforming loans, reduce our ability to realize on our collateral and thereby adversely affect our financial performance.

Our loan portfolio includes a substantial amount of commercial real estate loans.

Our commercial real estate loans and construction and development loans accounted for $97.9 million, or 56.42%, of our total loan portfolio as of September 30, 2010. Of this total, however, $62.6 million was secured by owner-occupied commercial real estate. The credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and to borrowers in similar lines of business, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. Repayment of loans secured by commercial real estate in some cases is dependent upon the successful operation, development or sale of the related real estate or commercial project. If the cash flow from the project is reduced, the borrower’s ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In these cases, we may be compelled to modify the terms of the loan. As a result, repayment of these loans may, to a greater extent than other types of loans, be subject to adverse conditions in the real estate market or economy. The banking regulators continue to give CRE lending greater scrutiny, and banks with higher levels of CRE loans are expected to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as higher levels of allowances for possible losses and capital levels as a result of CRE lending growth and exposures. During 2009, we added $5.0 million of provisions for loan losses compared to $4.1 million in 2008 and $885,000 in 2007, in part reflecting collateral evaluations in response to recent changes in the market values of land collateralizing acquisition and development loans. An additional $4.6 million in provisions for loan losses have been taken in 2010 through September 30.

Like most banking organizations, our business is highly susceptible to the credit risk that some of our borrowers may not repay their loans and losses from loan defaults may exceed the allowance we establish for that purpose, which may have an adverse effect on our business.

As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that the collateral securing the payment of their loans (if any) may not be sufficient to assure repayment. Credit losses could have a material adverse effect on our operating results. This risk is inherent in the banking business. If a significant amount of loans due are not repaid, it would have an adverse effect on our earnings and overall financial condition. As of September 30, 2010, $12.2 million, or 7.04%, of our loan portfolio were classified as non-performing. Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and nonperformance. The allowance for loan losses reflects our management’s best estimate of probable losses in the loan portfolio at the relevant time. This evaluation is primarily based upon a review of our and the banking industry’s historical loan loss experience, known risks contained in the loan portfolio, composition and growth of the loan portfolio, and economic factors. Although we believe that our current allowance for loan losses is adequate and that the methodology we are currently using to determine our provision for loan losses is sound, the process of establishing an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. As a result, our allowance for loan losses may not be adequate to cover actual losses, and future provisions for loan losses may adversely affect our earnings.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than a year. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial condition or performance. If current levels of market disruption and volatility continue or worsen, we may experience adverse effects, which may be material, on our ability to maintain or access capital and on our business, financial condition and results of operations.

Liquidity risks could affect operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our funding sources include federal funds purchased, securities sold under repurchase agreements, non-core deposits, and short- and long- term debt. We are also members of the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank of Atlanta, where we can obtain advances collateralized with eligible assets. We maintain a portfolio of securities that can be used as a secondary source of liquidity. There are other sources of liquidity available to us should they be needed, including the issuance and sale of debt securities, and the issuance and sale of preferred or common securities in public or private transactions. Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Our ability to borrow could also be impaired by factors that are not specific to us, such as further disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.

We are required to maintain capital to meet regulatory requirements, and if we fail to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, our financial condition, liquidity and results of operations, as well as our regulatory requirements, would be adversely affected.

The Bank must meet regulatory capital requirements and maintain sufficient liquidity. Our ability to raise additional capital, when and if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry and market condition, and governmental activities, many of which are outside our control, and on our financial condition and performance. Accordingly, we may not be able to raise additional capital if needed or on terms acceptable to us. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.

Our failure to remain “well capitalized” for bank regulatory purposes could affect customer confidence, our ability to grow, our costs of funds and FDIC insurance costs, our ability to pay dividends on common and preferred stock, our ability to make acquisitions, and our business, results of operation and financial conditions, generally. Under FDIC rules, if the Bank ceases to be a “well capitalized” institution for bank regulatory purposes, its ability to accept brokered deposits may be restricted, and the interest rates that it pays may be restricted. At September 30, 2010, we were not considered “well capitalized.”

In addition, the Bank has agreed with the bank regulatory agencies, in the Consent Order, that by June 16, 2010 and thereafter, the Bank will maintain a Tier 1 leverage capital ratio of not less than 8% and a total risk-based capital ratio of not less than 11%. The Bank has also committed to reducing its ratio of classified assets to capital and the allowance for loan and lease losses on a graduated basis over the next year, culminating in a ratio of 60% by September 2011.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition, and could result in further losses in the future.

At December 31, 2009 and September 30, 2010, our nonperforming loans (which consist of non-accrual loans and accruing loans over 90 days delinquent) totaled $16.0 million and $12.2 million, or 8.43% and 7.04% of the loan portfolio, respectively. At December 31, 2009 and September 30, 2010, our nonperforming assets (which include foreclosed real estate) were $22.7 million and $19.9 million, or 9.15% and 8.26% of assets, respectively. Our non-performing assets adversely affect our net income in various ways. Until economic and market conditions improve, we expect to continue to incur additional losses relating to an increase in non-performing loans. We do not record interest income on non-accrual loans or other real estate owned, thereby adversely affecting our income, and increasing our loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related loan to the then fair market value of the collateral, which may result in a loss. These loans and other real estate owned also increase our risk profile and the capital our regulators believe is appropriate in light of such risks. While we have reduced our problem assets through loan sales, workouts, restructurings and otherwise, decreases in the value of these assets, or the underlying collateral, or in these borrowers’ performance or financial conditions, whether or not due to economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition. In addition, the resolution of nonperforming assets requires significant commitments of time from management and our directors, which can be detrimental to the performance of their other responsibilities. We may experience further increases in nonperforming loans in the future, which could result in further losses in the future.

Changes in interest rates could have significant adverse effects on our financial condition and results of operations.

Fluctuations in interest rates could have significant adverse effects on our financial condition and results of operations. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events and changes in financial markets in the United States and in other countries. Our net interest income is affected not only by the level and direction of interest rates, but also by the shape of the yield curve and relationships between interest sensitive instruments and key driver rates, as well as balance sheet growth, client loan and deposit preferences and the timing of changes in these variables. In an environment in which interest rates are increasing, our interest costs on liabilities may increase more rapidly than our income on interest-earning assets. This could result in a deterioration of our net interest margin.

We face strong competition in our market areas that may limit our asset growth and profitability.

Our primary market areas are St. Lucie, Martin and Indian River Counties, Florida. The banking business in these areas is extremely competitive, and the level of competition may increase further, which may limit our asset growth and profitability. We experience competition in both lending and attracting deposits from other banks, savings institutions, and non-bank financial institutions located within our market area, many of which are significantly larger institutions. These institutions, which include Bank of America, Wachovia Bank (now Wells Fargo), Riverside National Bank of Florida (now TD Bank), National City Bank (now PNC Bank), Seacoast National Bank, and SunTrust Bank offer services, including extensive and established branch networks and trust services, that we do not provide. Non-bank competitors competing for deposits and deposit-type accounts include mortgage bankers and brokers, finance companies, credit unions, securities firms, money market funds, life insurance companies and the mutual funds industry. For loans, we encounter competition from other banks, savings associations, finance companies, mortgage bankers and brokers, insurance companies, small loan and credit card companies, credit unions, pension trusts and securities firms, including many competing lenders that are outside our geographic market area.

Our ability to recover our deferred tax assets and the value of net operating loss carryforwards may be reduced as a result of the sale of our common stock in this offering.

As of September 30, 2010, we had recorded a total valuation allowance against all of our deferred tax assets. We may not be able to reverse this allowance and recover our deferred tax assets. We will only be able to do so if future earnings support the likelihood that we will be able to utilize such assets.

There is also a possibility that this offering will cause a reduction in the value of our net operating loss (“NOL”) carryforwards realizable for income tax purposes. Section 382 of the Internal Revenue Code imposes restrictions on the use of a corporation’s NOLs, as well as certain recognized built-in losses and other carryforwards, after an “ownership change” occurs. A Section 382 “ownership change” occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. If an “ownership change” occurs, Section 382 would impose an annual limit on the amount of pre-change NOLs and other losses we can use to reduce our taxable income generally equal to the product of the total value of our outstanding equity immediately prior to the “ownership change” and the applicable federal long-term tax-exempt interest rate for the month of the “ownership change.”

Reputational risk and social factors may impact our results.

Our ability to originate and maintain accounts is highly dependent upon consumer and other external perceptions of our business practices and/or our financial health. Adverse perceptions regarding our business practices and/or our financial health could damage our reputation in both the customer and funding markets, leading to difficulties in generating and maintaining accounts as well as in financing them. Adverse developments with respect to the consumer or other external perceptions regarding the practices of our competitors, or our industry as a whole, may also adversely impact our reputation. In addition, adverse reputational impacts on third parties with whom we have important relationships may also adversely impact our reputation. Adverse impacts on our reputation, or the reputation of our industry, may also result in greater regulatory and/or legislative scrutiny, which may lead to laws or regulations that may change or constrain the manner in which we engage with our customers and the products we offer. Adverse reputational impacts or events may also increase our litigation risk. We carefully monitor internal and external developments for areas of potential reputational risk and have established governance structures to assist in evaluating such risks in our business practices and decisions.

We operate in an environment highly regulated by state and federal government; changes in federal and state banking laws and regulations could have a negative impact on our business.

As a Florida state chartered commercial bank, the Bank is regulated primarily by the Florida Office of Financial Regulation (“OFR”) and the FDIC. In addition, the parent holding company is regulated by the Federal Reserve Bank of Atlanta and the Board of Governors of the Federal Reserve System. Federal and various state laws and regulations govern numerous aspects of the Bank’s operations, including:

•	Adequate capital and financial condition;

•	Permissible types and amounts of extensions of credit and investments;

•	Permissible non-banking activities; and

•	Restrictions on dividend payments.

Federal and state regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. We also undergo periodic examinations by the regulatory agencies. Following such examinations, we may be required, among other things, to change our asset valuations or the amounts of required loan loss allowances or to restrict our operations. Those actions would result from the banking regulators’ judgments, based on information available to them at the time of their examination.

Recent legislation in response to market and economic conditions may significantly affect our operations, financial condition, and earnings.

Disruptions in the financial system during 2008 and 2009 resulted in significantly reduced business activity in the global and U.S. economies, which could potentially and significantly affect financial institutions. In response to this financial crisis affecting the banking system and financial markets, the U.S. Treasury was given the authority to purchase assets or securities of U.S. financial institutions. The FDIC also began to temporarily provide a 100% guarantee of the senior debt of all FDIC insured institutions, as well as deposits in non-interest-bearing transaction deposit accounts. These actions have combined to respond to this unprecedented financial crisis. It is not clear what impact these actions, or future actions, of the Federal government, will have on the financial markets or on the U.S. banking and financial services industries and the broader U.S. and global economies. These new laws, regulations, and changes could increase our FDIC insurance premiums and may also increase our costs of regulatory compliance and of doing business, and otherwise affect our operations.

Due to the resolutions our Board adopted at the request of the Federal Reserve, we are not be able to pay dividends on our Series A Preferred Stock and this delinquency may affect our common stockholders and our Board composition.

In October 2009, our Board of Directors adopted certain resolutions at the request of the Federal Reserve. Pursuant to those resolutions, we have agreed not to reduce our capital, which includes a prohibition on paying dividends without Federal Reserve approval. As a result of this, we did not pay the dividends due on our Series A Preferred Stock on February 15, 2010, May 15, 2010, August 15, 2010 or November 15, 2010. We do not anticipate resuming the payment of these dividends in the near future. Therefore, in the event of any liquidation, dissolution or winding up of the affairs of the Company, the holder or holders of our Series A Preferred Stock shall be entitled to receive for each share of Series A Preferred Stock the liquidation amount, plus the amount of any accrued and unpaid dividends. This would reduce the amount of funds, if any, available to our common stockholders in any such event. Additionally, if we fail to make six quarterly dividend payments, whether or not consecutive, the Treasury will have the right to appoint two directors to our Board of Directors until all accrued but unpaid dividends have been paid. Such directors may advocate positions or recommend policies or actions that would be beneficial or preferential to the holders of Series A Preferred Stock and not in the best interest of our common stockholders.

The TARP and the ARRA impose certain executive compensation and corporate governance requirements that may adversely affect us and our business, including our ability to recruit and retain qualified employees.

The purchase agreement we entered into in connection with our participation in the TARP required us to adopt the Treasury’s standards for executive compensation and corporate governance while the Treasury holds the equity issued pursuant to the TARP, including the common stock which may be issued pursuant to a warrant, which we refer to as the TARP Assistance Period. These standards generally apply to our chief executive officer, chief financial officer and the three next most highly compensated senior executive officers. The standards include:

•	ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution;

•	required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate;

•	prohibition on making golden parachute payments to senior executives; and

•	agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive.

In particular, the change to the deductibility limit on executive compensation may increase the overall cost of our compensation programs in future periods.

The ARRA imposed further limitations on compensation during the TARP Assistance Period including:

•	a prohibition on making any golden parachute payment to a senior executive officer or any of our next five most highly compensated employees;

•	a prohibition on any compensation plan that would encourage manipulation of the reported earnings to enhance the compensation of any of its employees; and

•

a prohibition of our Chief Executive Officer from receiving or accruing any bonus, retention award, or incentive compensation, or bonus except for long-term restricted stock with a value not greater than one-third of the total amount of annual compensation of the employee receiving the stock.

The Treasury released an interim final rule on TARP standards for compensation and corporate governance on June 10, 2009, which implemented and further expanded the limitations and restrictions imposed on executive compensation and corporate governance by the TARP and ARRA. The new Treasury interim final rules, which became effective on June 15, 2009, also prohibit any tax gross-up payments to senior executive officers and the next 20 highest paid executives. The rule further authorizes the Treasury to establish the Office of the Special Master for TARP Executive Compensation with broad powers to review compensation plans and corporate governance matters of TARP recipients.

As a result of these requirements, we have amended each of our employment and change in control agreements to suspend our obligation to make any golden parachute payments during any period of time when they are prohibited by the requirements of TARP. We have also suspended the consideration of paying any cash bonus to our Chief Executive Officer during the TARP Assistance Period. As part of our administration of our corporate governance and compensation policies, the Compensation Committee of our Board of Directors has committed to meeting at least twice a year to discuss and review our compensation policies and practices. As part of this process, the Compensation Committee ensures that such policies and practices do not encourage manipulation of reported results of operations or unnecessary risk taking, but rather are focused on creating long term value for the Company’s shareholders.

These provisions and any future rules issued by the Treasury could adversely affect our ability to attract and retain management capable and motivated sufficiently to manage and operate our business through difficult economic and market conditions. If we are unable to attract and retain qualified employees to manage and operate our business, we may not be able to successfully execute our business strategy.

TARP lending goals may not be attainable.

Congress and the bank regulators have encouraged recipients of TARP capital to use such capital to make loans and it may not be possible to safely, soundly and profitably make sufficient loans to creditworthy persons in the current economy to satisfy such goals. Congressional demands for additional lending by TARP capital recipients, and regulatory demands for demonstrating and reporting such lending are increasing. On November 12, 2008, the bank regulatory agencies issued a statement encouraging banks to, among other things, “lend prudently and responsibly to creditworthy borrowers” and to “work with borrowers to preserve homeownership and avoid preventable foreclosures.” We continue to lend and to report our lending to the Treasury. The future demands for additional lending are unclear and uncertain, and we could be forced to make loans that involve risks or terms that we would not otherwise find acceptable or in our shareholders’ best interest. Such loans could adversely affect our results of operation and financial condition, and may be in conflict with bank regulations and requirements as to liquidity and capital. The profitability of funding such loans using deposits may be adversely affected by increased FDIC insurance premiums.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

FDIC insurance premiums have increased substantially in 2009 and 2010 and we expect to pay significantly higher FDIC premiums in the future. We were assessed a $121,000 special assessment by the FDIC in September 2009. Market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits. The FDIC adopted a revised risk-based deposit insurance assessment schedule on February 27, 2009, which raised deposit insurance premiums. Special assessments may be imposed by the FDIC for future periods. We participate in the FDIC’s Temporary Liquidity Guarantee Program, or TLG, for non-interest-bearing transaction deposit accounts. Banks that participate in the TLG’s non-interest-bearing transaction account guarantee will pay the FDIC an annual assessment of 10 basis points on the amounts in such accounts above the amounts covered by FDIC deposit insurance. To the extent that these TLG assessments are insufficient to cover any loss or expenses arising from the TLG program, the FDIC is authorized to impose an emergency special assessment on all FDIC-insured depository institutions. The FDIC has authority to impose charges for the TLG program upon depository institution holding companies, as well. The TLG is scheduled to end December 31, 2010, but the FDIC may extend TLG to December 31, 2011, but charging a higher guarantee fee to banks that elect to participate in the extension. These changes, along with the full utilization of our FDIC insurance assessment credit in early 2009, may cause the premiums and TLG assessments charged by the FDIC to increase. These actions could significantly increase our non-interest expense in 2010 and for the foreseeable future.

Changes in government regulations and legislation could limit our future performance and growth.

Changes in the laws, regulations and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition. Federal economic and monetary policies may also affect our ability to attract deposits and other funding sources, make loans and investments, and achieve satisfactory interest spreads.

Changes in future rules applicable to banks generally or to TARP recipients could adversely affect our operations, financial condition, and results of operations.

The rules and policies applicable to recipients of capital under the TARP continue to evolve and their scope, timing and effect cannot be predicted. We may elect not to use proceeds from this offering to redeem our Series A Preferred Stock issued to the Treasury under the TARP. Any redemption of the securities sold to the Treasury to avoid these restrictions would require prior Federal Reserve and Treasury approval. Based on recently issued Federal Reserve guidelines, institutions seeking to redeem TARP preferred stock must demonstrate an ability to access the long-term debt markets without reliance on the FDIC’s TLG, successfully demonstrate access to public equity markets and meet a number of additional requirements and considerations before we can redeem any securities sold to the Treasury. Therefore, it is uncertain if we will be able to redeem such securities even if we have sufficient financial resources to do so.

Changes in accounting standards may affect our performance.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, there are changes in the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to predict and can materially impact how we record and report our financial condition and statements of operations. For example, in April 2009 the Financial Accounting Standards Board (“FASB”) eased its mark-to-market reporting requirements that require banks to price assets to reflect current market prices each quarter. As a result, banks may now use “significant” judgment when assessing the value of the assets sitting on their balance sheets. Although the mark-to-market changes were beneficial, future changes in financial accounting and reporting standards (or a return to the prior mark-to-market requirements) could require us to apply a new or revised standard retroactively, which could result in a material adverse effect on our financial condition or could even require us to restate prior period financial statements.

We may not be able to successfully compete with our competitors for larger customers because our lending limits are lower than theirs.

Our lending limits are significantly lower than those of many of our competitors. Our legal secured lending limit is 25% of the Bank’s capital accounts. As of September 30, 2010, our legal lending limit was approximately $2.5 million and it will increase proportionately to how much of the offering proceeds we down-stream to the Bank. Therefore, our lending limit will continue to be significantly less than the limits of most of our competitors and may affect our ability to develop relationships with larger businesses in our market area.

Hurricanes or other adverse weather events would negatively affect our local economies or disrupt our operations, which would have an adverse effect on our business or results of operations.

Our market areas in Florida are susceptible to hurricanes and tropical storms and related flooding and wind damage. Such weather events can disrupt operations, result in damage to properties and negatively affect the local economies in the markets where they operate. We cannot predict whether or to what extent damage that may be caused by future hurricanes will affect its operations or the economies in our current or future market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing our loans and an increase in the delinquencies, foreclosures or loan losses. Our business or results of operations may be adversely affected by these and other negative effects of future hurricanes or tropical storms, including flooding and wind damage. Many of our customers have incurred significantly higher property and casualty insurance premiums on their properties located in our markets, which may adversely affect real estate sales and values in our markets.

We face risks related to our operational, technological and organizational infrastructure.

Our ability to grow and compete is dependent on our ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure while we expand. Similar to other financial institutions, our operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or outside persons and exposure to external events. We are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems which we use both to interface with our customers and to manage our internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new ones depends on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.

We rely heavily on David W. Skiles and the rest of our management team, and the unexpected loss of any of those personnel could adversely affect our operations.

Our growth and development is particularly dependent upon the personal efforts and abilities of David W. Skiles, our Chief Executive Officer and President and the employment of additional personnel who aid in that activity. The loss or unavailability to FPB and the Bank of Mr. Skiles or our other members of senior management could have a materially adverse effect on our operations and prospects.

We depend on our ability to attract and retain key personnel.

The implementation of our business strategy also requires us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. Many experienced banking professionals employed by our competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. The market for these people is competitive, and we may not be successful in attracting, hiring, motivating or retaining them.

Risks Related to the Offering

The minimum size of the offering is $3,000,000.

This offering is being made on a “best efforts” basis, which means we may not be able to sell all or any of the securities offered. We can conduct a closing of the offering after raising $3,000,000 in gross proceeds. Although we expect this sum to be beneficial in meeting our capital needs, it would not be enough to address all of our immediate capital needs pursuant to the Consent Order or in providing sufficient capital to continue to grow our asset size and take advantage of an economic recovery. In the event we are unable to raise sufficient capital from this offering, it is likely that we will be unable to continue to grow as planned, which may adversely affect future earnings. Regardless of the number of Units that we sell in this offering, we may need to obtain additional capital in the future so that we can successfully execute our business strategy.

Future sales of our common stock or other securities will dilute the ownership interests of our existing shareholders and could depress the market price of our common stock.

In addition to the shares offered in this offering, it is likely that we will need to issue additional common stock or preferred stock in the near future to meet capital needs imposed by the Bank’s Consent Order. We can issue common stock without shareholder approval, up to the number of authorized shares set forth in our Articles of Incorporation (subject to restrictions of Nasdaq). We may determine from time to time a need to obtain additional capital through the issuance of additional shares of common stock or other securities including securities convertible into or exchangeable for shares of our common stock, subject to limitations imposed by Nasdaq and the Federal Reserve. We may not be able to issue such shares at prices or on terms better than or equal to the terms obtained by our current shareholders. The issuance of any additional shares of common stock or convertible or exchangeable securities by us in the future may result in a reduction of the book value or market price, if any, of the then-outstanding common stock. Issuance of additional shares of common stock or convertible or exchangeable securities will reduce the proportionate ownership and voting power of our existing shareholders.

In addition, sales of a substantial number of shares of our common stock or convertible or exchangeable securities in the public market by our shareholders, or the perception that such sales are likely to occur, could cause the market price of our common stock to decline. We cannot predict the effect, if any, that future sales of our common stock in the market, or availability of shares of our common stock for sale in the market, will have on the market price of our common stock. Sales of substantial amounts of our common stock in the market, or the potential for large amounts of sales in the market, may cause the price of our common stock to decline or impair our ability to raise capital through sales of our common stock. Such financing may not be available to us on acceptable terms or at all. If we are unable to obtain future financing, we may not have the capital and financial resources we require for our business or that are necessary to meet regulatory requirements.

We have broad discretion to use the proceeds of this offering.

We expect to use the net proceeds from this offering for the down-streaming of capital to the Bank to maintain its capital ratios, reduce its classified assets and to support its future loan and deposit growth, and to also fund the dividend payments on our Series A Preferred Stock (subject to Federal Reserve approval), the broadening of business lines and to fund our operating expenses at the holding company level. We may also apply to the Federal Reserve to redeem our Series A Preferred Stock, depending on the amount of net proceeds we receive. Accordingly, we will have broad discretion as to the application of such proceeds. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use these net proceeds. Our failure to use these funds effectively could have a material adverse effect on our financial condition and results of operations.

Investors may face dilution resulting from the issuance of stock in the future.

We may issue stock without shareholder approval, up to the number of authorized shares set forth in our Articles of Incorporation. Our Board of Directors may determine from time to time a need to obtain additional capital through the issuance of additional shares of stock or other securities convertible into stock. Such shares may not be issued at prices or on terms better than or equal to the terms obtained by our current shareholders or than those available upon exercise of the warrants. The issuance of any additional shares of stock by us in the future may result in a reduction of the book value or market price, if any, of the then-outstanding common stock. Issuance of additional shares of stock will reduce the proportionate ownership and voting power of our existing shareholders.

If implemented, our “equity line” program could dilute your equity interest.

Following this offering, we may implement an “equity line” program. Pursuant to such a program, we may issue and sell, in small increments, between 15% and 20% of the number of shares of common stock we have outstanding after the offering. The purchase price for these shares will be at a 5% discount to the market price of our common stock, as calculated on a volume weighted basis for a five day period after electing to issue shares in the program. Due to this issuance, your percentage ownership in FPB would be diluted following each sale under the program. Due to the discount, the book value per share of stock outstanding at the time of issuance could be diluted if the sale price is less than current book value. Based on the recent trading history of our stock and the sales price in this offering, it is likely that the sales price in the program for the foreseeable future will be less than book value.

Shares of our preferred stock may be issued in the future which could materially adversely affect the rights of the holders of our common stock.

Our Board has the authority to issue additional series of preferred stock and to determine the designations, preferences, rights and qualifications or restrictions of those shares without any vote or action of the shareholders. The rights of the holders of our outstanding stock will be subject to, and may be materially adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future.

Our securities are not insured bank deposits and are subject to market risk.

Our securities are not deposits, savings accounts or other obligations of us, our subsidiaries or any other depository institution, are not guaranteed by us or any other entity, and are not insured by the FDIC or any other governmental agency.

We may need additional capital in the future and this capital may not be available when needed or at all.

We may need to obtain additional debt or equity financing in the near future to fund future growth and meet our capital needs. Such financing may not be available to us on acceptable terms or at all. If we are unable to obtain future financing, we may not have the resources available to fund our planned growth.

Our executive officers and directors will continue to have substantial control over FPB after the offering which could delay or prevent a change of control favored by our other shareholders.

Our executive officers and directors, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including election of directors and the approval of mergers or other business combination transactions. Our executive officers and directors own or have the right to acquire approximately 21.9% of the total number of shares of common stock as of September 30, 2010, and may also subscribe to purchase additional shares in the offering.

The interests of these directors and executive officers may differ from the interests of other shareholders, and these shareholders, acting together, would be able to influence significantly all matters requiring approval by shareholders. As a result, these shareholders could approve or cause us to take actions of which you disapprove or that may be contrary to your interests and those of other investors.

A vibrant public trading market for our securities has not and likely will not develop.

Our warrants are not listed or quoted on any stock exchange or market. Presently, our common stock is quoted on the Nasdaq Capital Market under the symbol “FPBI”. Trading in our common stock is very light. The absence of a more active, vibrant public market for our shares may make it difficult for you to resell your shares and is likely to depress the prices which you would receive from any sale of your shares. You may, therefore, be required to bear the economic risks of this investment for an indefinite period of time. We do not expect any market for our warrants to develop nor do we expect a more liquid market for our common stock to develop for several years, if at all. Accordingly, investors should consider an investment in our stock to be illiquid relative to securities of other companies with greater public floats and active trading markets.

If we fail to continue to meet all applicable continued listing requirements of the Nasdaq Capital Market and Nasdaq determines to delist our common stock, the market liquidity and market price of our common stock could decline, and our ability to access the capital markets could be negatively affected.

Our common stock is listed on the Nasdaq Capital Market. To maintain that listing, we must satisfy minimum financial and other continued listing requirements. For example, Nasdaq rules require that we maintain a minimum bid price of $1.00 per share for our common stock. If our stock price falls below $1.00 or we fail to meet other requirements for continued listing on the Nasdaq Capital Market, and we are unable to cure the events of noncompliance in a timely or effective manner, our common stock could be delisted. On October 8, 2010, Nasdaq notified us that we were in violation of the minimum bid price rule and that we have until April 6, 2011 to regain compliance. If we do not regain compliance or if we are again threatened with delisting from the Nasdaq Capital Market, we may, depending on the circumstances, seek to extend the period for regaining compliance with Nasdaq listing requirements or arrange for our stock to be traded in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink OTC Markets or the OTC Bulletin Board. In that event, it could become more difficult to dispose of, or obtain accurate quotations for the price of, our common stock, and there would likely also be a reduction in our coverage by the news media, which could cause the price of our common stock to decline further. In addition, the delisting of our common stock from a national exchange could materially adversely affect our access to the capital markets, and any limitation on market liquidity or reduction in the price of our common stock as a result of that delisting could adversely affect our ability to raise capital, if needed, on terms acceptable to us or at all.

Certain provisions of Florida and Federal law may discourage or prevent a takeover of FPB and result in a lower market price for our securities.

Florida and Federal law contain anti-takeover provisions that apply to us. These provisions could discourage potential buyers from seeking to acquire us in the future, even though certain shareholders may wish to participate in such a transaction. These provisions could also adversely affect the market price of our securities.

Because of our participation in the U.S. Treasury’s Capital Purchase Program, we are subject to several restrictions including restrictions on our ability to declare or pay dividends and repurchase our shares as well as restrictions on our executive compensation.

Because of our participation in the U.S. Treasury’s Capital Purchase Program, we are subject to several restrictions including restrictions on our ability to declare or pay dividends and repurchase our shares as well as restrictions on our executive compensation. Specifically, we are unable to declare dividend payments on common, junior preferred or pari passu preferred shares if we are in arrears on the dividends on the preferred stock issued in the Capital Purchase Program. In addition, our ability to repurchase our shares is restricted. U.S. Treasury consent generally is required for us to make any stock repurchase until the third anniversary of the investment by the U.S. Treasury unless all of the U.S. Treasury’s preferred stock has been redeemed or transferred. Further, common, junior preferred or pari passu preferred shares may not be repurchased if we are in arrears on the U.S. Treasury’s preferred stock dividends. In addition, we are bound by the U.S. Treasury’s restrictions on executive compensation for the period during which the U.S. Treasury holds our securities. These restrictions may make it difficult to attract and retain management.

We are a holding company, and we may not have access to the cash flow and other assets of our subsidiaries that may be needed to make dividend payments.

Although all of our business is conducted through the Bank, the Bank is not obligated to make funds available to us for payment of dividends. Accordingly, our ability to make any future dividend payments is dependent on the earnings and the distribution of funds from the Bank or from reserving offering proceeds. If the Bank can not pay us dividends, we may be unable to make the dividend payments in the future. Further, we are prohibited from paying any dividends, without Federal Reserve approval, pursuant to our Board resolutions and our ability to receive dividends from the Bank is subject to extensive government regulation.

The exercise price of the warrants may be greater than the market price of our common stock on the mandatory conversion date.

The market price of FPB common stock fluctuates based on numerous factors, many of which are not necessarily related to our financial performance. Due to these fluctuations, the market price of our common stock may be greater than the exercise price of the warrants on, November 30, 2015, the latest date on which the warrants may be exercised.

If you are able to resell your securities, many other factors may affect the price you receive, which may be lower than you believe to be appropriate.

If you are able to resell your securities, the price you receive will depend on many other factors that may vary over time, including: (i) the number of potential buyers; (ii) the level of liquidity of the securities; (iii) our financial performance; (iv) the amount of indebtedness we have outstanding; (v) the level, direction and volatility of market interest rates generally; (vi) the market for similar securities; (vii) the market price of our common stock; and (viii) the terms of the securities. As a result of these factors, you may only be able to sell your securities at prices below those you believe to be appropriate, including prices below the price you paid for them.

The offering and exercise prices are not necessarily an indication of the value of our shares.

The offering price of the Units and the exercise price of the warrants do not necessarily bear any relationship to the book value of our assets, past operations, cash flows, losses, financial condition or any other established criteria for value. Our Board of Directors determined the offering and exercise prices after consulting with our Placement Agent and considering our historic and expected growth, the prior public sale of our shares and general market conditions, among other factors. Nevertheless, the offering and exercise prices may exceed the fair market value of our shares and the price at which shares may be sold after the offering. Consequently, you may lose a portion of your investment simply as a result of an inaccurately determined offering or exercise price.

We may not maintain an effective registration statement for the issuance of shares of common stock upon the exercise of the warrants.

We will use our best efforts to maintain, throughout the term of the warrants, an effective registration statement under the Securities Act of 1933 covering the shares of common stock underlying the warrants. However, we may be unable to do so, either as a result of our obligations under the securities laws or otherwise. A warrant holder will not be entitled to exercise warrants unless such registration statement covering the underlying common stock is effective on the date of exercise. Accordingly, if such registration statement is not effective on the date a holder wishes to exercise, the warrant holder will not be entitled to exercise the warrants at such time, which may result in losses to the holder if the market price of the underlying shares decreases thereafter, and if a registration statement covering the shares of common stock underlying the warrants does not become effective prior to the expiration of the warrants, the warrants will expire unexercised on their expiration date. Under no circumstances will a warrant holder be entitled to (a) net-cash settlement of a warrant or the underlying shares of common stock, regardless of whether any or all of the warrants or underlying shares have been registered by us pursuant to an effective registration statement or an exemption from registration is available, or (b) receive any damages if any or all of the warrants or underlying shares have not been registered by us pursuant to an effective registration statement.

CAPITALIZATION

The following table sets forth FPB’s capitalization as of September 30, 2010, and as adjusted to give effect to the proceeds from the assumed sale of 750,000 Units (the minimum offering size) and 3,250,000 Units (the maximum offering size), after deducting maximum Placement Agent commissions of $180,000 and $780,000 respectively, and $455,000 in estimated offering expenses. This table assumes that none of our outstanding warrants or options, nor any of the warrants issued in this offering, have been exercised. (dollars in thousands)

	At September 30, 2010	As Adjusted for the Sale of 750,000 Units	As Adjusted for Sale of 3,250,000 Units
Common stock, $0.01 par value, 25,000,000 shares authorized, 2,058,047 shares outstanding at September 30, 2010 and 5,058,047 and 15,058,047 shares outstanding at the completion of the offering(1)	$20	$50	$150
Series A Preferred Stock; $0.01 par value, 2,000,000 shares authorized, 5,800 shares outstanding at September 30, 2010 and at the completion of the offering	5,800	5,800	5,800
Series A preferred stock discount	(360)	(360)	(360)
Additional paid-in capital	24,463	26,798	36,098
Accumulated deficit	(19,954)	(19,954)	(19,954)
Accumulated other comprehensive income	(93)	(93)	(93)

Total stockholders’ equity	$9,876	$12,241	$21,641

Bank Capital Ratios:
Total risk-based capital ratio(2)	7.05%	8.41%	13.76%
Tier 1 leverage ratio	3.93%	4.83%	8.25%
Tier 1 risk-based capital ratio(2)	5.77%	7.14%	12.50%
Total equity to total assets	4.05%	4.99%	8.52%

(1)	No effect has been given to the issuance of additional shares of common stock pursuant to outstanding warrants or options. As of September 30, 2010, there were outstanding warrants to purchase 183,158 shares of our common stock and options to purchase 136,145 shares of common stock.

(2)	Assumes net proceeds invested in Fed Funds.

OUR BUSINESS

Our Market Areas

We are the only financial institution headquartered in Port St. Lucie, Florida. Our geographic market area encompasses Martin County, St. Lucie County, and Indian River County, Florida. St. Lucie, Martin and Indian River Counties have a total combined year-round adult population of approximately 564,670. From 2000 to 2008, the population of St. Lucie County grew at a compound annual rate of 4.7%, while Martin County grew by 1.6% and Indian River County by 2.9%. In 2007, the U.S. Department of Commerce recognized St. Lucie County as having one of the fastest growing populations of all U.S. Counties.

St. Lucie West is home to the spring training facility for the New York Mets, the St. Lucie Mets and the PGA training center, one of the better golf training centers in the U.S.

Port St. Lucie is home to one of two family-oriented Club Med’s in the U.S. Major employers include St. Lucie County Medical Center, Liberty Medical, Indian River State College, Walmart, Lawnwood Regional Medical Center, QVC and Publix Supermarkets.

The newest major development in St. Lucie County is the Town of Tradition, which is a master-planned, mixed-use community. The Florida Center for Innovation at Tradition is a 120-acre research park under development, anchored by the $40 million East Coast headquarters for Torrey Pines Institute for Molecular Studies. The 108,000 square foot Torrey Pines Facility is just the beginning of a much larger group of biotechnology companies planning to move into the 150 acre Florida Center for Innovation at Tradition. There is much hope that the biotech industry coming to Port St. Lucie will influence positive change in the economic structure of the city and the immediate surrounding area. In addition, the Oregon Health & Science University’s Vaccine and Gene Therapy Institute will be expanding into a 130,000 square-foot facility, and the Mann Research Center, a six-building, 400,000 square foot life sciences complex adjacent to both facilities is planned, along with a new medical campus for Martin Memorial Health Systems. This local expansion is estimated to bring hundreds of new job opportunities to the St. Lucie County area. Our sixth branch office, which opened in May of 2008, is located on Gatlin Boulevard, just outside of the Tradition development.

In Martin County, some of the major employers include Martin Memorial Health Systems, Martin County School District, Publix Supermarkets, Home Depot and Armellini Express Lines. In Indian River County, some of the major employers include Indian River Medical Center, Piper Aircraft, Inc., John’s Island, Sebastian River Medical Center and Visiting Nurse Association.

As of June 30, 2010, the 203 commercial bank and thrift branch offices operating within Martin County, St. Lucie County, and Indian River County, Florida maintained aggregate deposits of approximately $10.9 billion, representing a 0.38% decrease over June 30, 2005 levels. Of the total deposits as of June 30, 2010, an estimated 70.3%, or $7.7 billion, of commercial bank and thrift deposits were held at offices of large, out-of-state institutions.

Lending Activities

Our primary source of income is generated from the interest earned on our loan portfolio and fees generated from our lending activities. We primarily focus our lending activities on commercial real estate lending to small and medium-sized businesses, including professionals such as physicians, law firms and accountants. Our commercial mortgage loans include loans for the acquisition/development, construction or rehabilitation of commercial, multi-family or residential real property.

We also emphasize commercial loans secured by assets other than real estate. Our target commercial loan market includes companies in the medical services, retail construction, wholesale, manufacturing and tourism industries. We also offer residential mortgage loans, as well as consumer loans, such as home equity lines of credit. Our goal is to develop commercial lending opportunities where the loan relationships provide us with opportunities to develop depository relationships and other non-commercial loan relationships.

We offer Small Business Administration, or SBA, 7(a) and 504 loans to small businesses throughout our market area. SBA loans are a complement to our focus on strengthening and supporting local communities. We are also participating in the America’s Recovery Capital program (ARC), which is scheduled to cease operation by September 2010, or sooner if all allocation funds are utilized. SBA loans are generally made pursuant to a federal government program designed to assist small businesses in obtaining financing. The federal government guarantees 75% to 90% of the SBA loan balances as an incentive for financial institutions to make loans to small businesses. We generally sell the guaranteed portion of the SBA loan at a premium sale price between approximately 5% and 9%. We had $14.7 million of outstanding SBA loans at September 30, 2010.

Loan Portfolio

The following tables summarize our loan portfolio by type of loan and type of customer as of the dates indicated (dollars in thousands):

	As of September 30, 2010		As of December 31,
			2009		2008		2007
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial real estate	$97,935	56.42%	$106,803	56.30%	$94,675	50.54%	$82,951	47.31%
Commercial & Industrial	$60,576	34.90%	$63,815	33.64%	$63,768	34.04%	$59,878	34.15%
Residential real estate	$775	0.45%	$790	0.42%	$324	0.17%	$48	0.03%
Construction & Development	$—	—	$1,081	0.57%	$9,793	5.23%	$11,186	6.38%
Home Equity Lines of Credit	$3,717	2.14%	$3,925	2.07%	$3,523	1.88%	$2,827	1.61%
Closed-end First Lien 1-4 Family	$4,310	2.48%	$4,953	2.61%	$3,121	1.67%	$3,337	1.90%
Other	$6,269	3.61%	$8,329	4.39%	$12,118	6.47%	$15,115	8.62%

Total loans	$173,582	100.00%	$189,696	100.00%	$187,322	100%	$175,342	100%

Allowance for loan losses	(5,261)		(4,730)		(2,552)		(2,393)
Deferred loan costs, net	(472)		(654)		(588)		(698)

Loans, net	$167,849		$184,312		$184,182		$172,251

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The contractual maturity ranges of our loan portfolio and the amount of such loans with fixed and variable interest rates in each maturity range classified by borrower type as of September 30, 2010 (dollars in thousands):

	One Year or Less	After One Through Five Years	After Five Years	Total
Commercial real estate	$7,463	$10,503	$79,969	$97,935
Commercial & Industrial	9,740	21,870	28,966	60,576
Residential real estate	184	424	167	775
Consumer	2,384	9,267	2,645	14,296

Total loans	$19,771	$42,064	$111,747	$173,582

Loans with a fixed interest rate	$16,378	$29,049	$10,324	$55,751
Loans with a variable interest rate	3,393	13,015	101,423	117,831

Total loans	$19,771	$42,064	$111,747	$173,582

As of September 30, 2010, our loan portfolio was composed of approximately 32% fixed interest rate loans and 68% variable interest rate loans. Scheduled contractual principal repayments do not reflect the actual maturities of loan. The average actual maturity of our loans is substantially less than their average contractual term because of prepayments. The average life of mortgage loans tends to increase when the current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loans rates are substantially lower than rates on existing mortgages due primarily to refinancing of adjustable rate and fixed rate loans at lower rates.

Asset Quality

Although we continue to experience effects in our loan portfolio due to the economic decline and decreased real estate values, our non-performing asset ratio of 8.26% at September 30, 2010 is less than the 9.15% non-performing asset ratio at December 31, 2009.

We have endeavored to deal aggressively with problem assets in our loan portfolio. Since the Bank’s inception in 1999, we have engaged a third-party audit firm to conduct independent asset quality reviews that are specialized and targeted loan reviews by type. We believe our enhanced credit risk management process positions us to deal effectively with reducing our credit risk profile and maintaining a high quality loan portfolio on an ongoing basis. Additionally, in the future we intend to develop a more balanced real estate portfolio by reducing our concentration of higher risk non-owner occupied commercial real estate and construction and development loans.

Furthermore, during 2009, we enhanced our credit risk management processes by:

•	forming a real estate holding company to manage and liquidate foreclosed assets;

•	developing processes for supervising criticized and classified loans;

•	adopting a specific action plan for managing and disposing OREO;

•	performing a quarterly assessment of the Bank’s monitoring systems for timely identification of problem loans;

•	forming a Special Assets Committee of the Board that meets monthly to review management’s progress on all classified assets; and

•	creating a Special Assets Department to reduce the Bank’s underperforming credits.

We believe our enhanced credit risk management process positions us to deal effectively with reducing our credit risk profile.

The following table reflects the levels of non-accrual and past-due loans in our loan portfolio as of the dates indicated (dollars in thousands):

	September 30, 2010	December 31,
		2009	2008	2007
Non-Accrual Loans
Commercial Real Estate	$6,740	$11,438	$6,627	$805
Commercial & Industrial	4,936	2,990	1,635	297
Construction and Land development	—	169	1,106	—
Residential	—	173	179	272
Home Equity Lines	243	275	446	—
Other	83	38	112	27

Total	$12,002	$15,083	$10,105	$1,401

Accruing 90 or more days past due
Commercial Real Estate	$217	$888	$—	$243
Commercial & Industrial	—	—	250	106
Construction and Land development	—	—	—	—
Residential	—	—	—	—
Home Equity Lines	—	—	—	—
Other	—	19	—	—

Total	$217	$907	$250	$349

Total non-performing loans	$12,219	$15,990	$10,355	$1,750
Foreclosed real estate	7,657	6,719	1,714	—
Total non-performing assets	$19,876	$22,709	$12,069	$1,750
Restructured Loans	7,541	5,590	12,279	—

Total non-performing assets & restructured loans	$27,417	$28,299	$24,348	$1,750

Ratios
Total non-performing loans to total loans	7.04%	8.43%	5.53%	1.00%
Total non-performing assets to total assets	8.26%	9.15%	5.05%	0.89%
Total non-performing assets & restructured loans to total assets	11.39%	11.40%	10.18%	0.89%

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The following table illustrates the payment status of certain classes of loans in our portfolio (dollars in thousands):

	Accruing and Past Due 30-89 Days Amount	Non-Accrual and Past Due 90 days and Over Amount	Total Amount
As of September 30, 2010
Commercial Real Estate	$197	$6,957	$7,154
Commercial & Industrial	1,396	4,936	6,332
Home Equity Lines	—	243	243
Other	365	83	448

Total	$1,958	$12,219	$14,177

As of December 31, 2009
Commercial Real Estate	$548	$12,326	$12,874
Commercial & Industrial	560	2,990	3,550
Construction and Land development	—	169	169
Residential	10	173	183
Home Equity Lines	—	275	275
Other	162	57	219

Total	$1,280	$15,990	$17,270

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The following table reflects the activity in our allowance for loan losses during the nine-month period ended September 30, 2010 and the years ended December 31, 2009, 2008, and 2007 (dollars in thousands):

	Nine Months Ended September 30, 2010	Year Ended December 31,
		2009	2008	2007
Total loans outstanding at end of period	$173,582	$189,696	$187,322	$175,342

Allowance for loan losses at beginning of period	$4,730	$2,552	$2,393	$1,801
Charge-offs:
Commercial Real Estate	$(1,761)	$(140)	$(986)	$—
Commercial & Industrial	(1,978)	(786)	(548)	(128)
Construction and Land development	—	(841)	(1,360)	—
Residential	—	(925)	(667)	(123)
Home Equity Lines	(96)	—	—	—
Other	(351)	(306)	(362)	(49)

Total charge-offs	$(4,186)	$(2,998)	$(3,923)	$(300)
Recoveries:
Commercial Real Estate	$11	$—	$—	$—
Commercial & Industrial	53	38	6	1
Construction and Land development	—	135	—	—
Residential	—	15	12	—
Home Equity Lines	2	—	—	—
Other	21	29	5	6

Total recoveries	87	217	23	7

Net charge-offs	(4,099)	(2,781)	(3,900)	(293)

Provision for loan losses	4,630	4,959	4,059	885
Allowance for loan losses at end of period	$5,261	$4,730	$2,552	$2,393

Ratio of net charge-offs to average loans outstanding	3.04%	1.47%	2.11	0.19%
Ratio of allowance for loan losses to period end loans	3.03%	2.49%	1.36%	1.36%
Ratio of allowance for loan losses to non-performing assets	26.47%	20.83%	21.15%	136.74%
Ratio of allowance for loan losses to total assets	2.19%	1.91%	1.07%	1.22%

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Investment Securities

The following table sets forth the carrying values of our securities portfolio (dollars in thousands):

	At September 30, 2010	At December 31,
		2009	2008	2007
Securities available for sale:
U.S. Government agency securities	$—	$14,332	$16,375	$6,061
Mortgage-backed securities	11,077	5,087	16,863	728
SBA pool securities	2,098	6,097	—	—
CMO securities	20,336	6,236	—	—

Total securities available for sale	$33,511	$31,752	$33,238	$6,789

Securities held to maturity-
Mortgage-backed securities	$1,488	$—	$1	$4

Total	$34,999	$31,752	$33,239	$6,793

Deposits

The amounts of each of the following categories of deposits, as of the dates indicated, are as follows (dollars in thousands):

	As of September 30, 2010	As of December 31,
		2009	2008	2007
Non-interest-bearing demand deposits	$19,491	$18,925	$19,492	$23,141
Interest-bearing demand deposits, and savings deposits	52,578	60,691	39,458	33,357
Time deposits	141,176	136,758	141,733	116,179

Total deposits	$213,245	$216,374	$200,683	$172,677

The following table sets forth the maturities and rates of our time deposits of $100,000 or more by category as of the date indicated (dollars in thousands):

	As of September 30,
	2010	Average Rate
Three months or less	$4,297	2.00%
Over three months through one year	24,736	2.08%
One year through three years	12,915	3.45%
Over three years	1,436	2.67%

Total	$43,384	2.50%

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Other Borrowings

The following table illustrates the types, available amounts and outstanding balances of our sources of other borrowings (dollars in thousands) as of September 30, 2010. All borrowings require adequate collateral, such as unpledged investment securities or loans.

Type of Borrowing	Outstanding	Line Amount	Available
Repurchase Agreements	$—	$5,000	$5,000
FHLB Advances	14,600	14,600	—
FRB Discount Window	—	58,288	58,288

	$14,600	$77,888	$63,288

MANAGEMENT AND BOARD OF DIRECTORS

FPB’s Board of Directors is divided into three classes. Each director is elected for a three year term and one class is elected each year. The following persons currently serve on FPB and the Bank’s Boards of Directors. The names and ages of the directors, a brief description of their principal occupation and business experience, and certain other information are set forth below.

Class I Directors—Terms Expiring in 2012

Donald J. Cuozzo, age 56, is a director of FPB and the Bank. He received a Bachelor of Science degree in environmental technology from the Florida Institute of Technology in 1979. He began his work career in the public sector with the Martin County Growth Management Department before leaving to work with regional and national developers. In that role, he was instrumental in obtaining approval coordinating the acquisition and development of a number of large residential communities in Palm Beach and Martin Counties. Mr. Cuozzo also served as a principal with a large Palm Beach County based engineering firm where he gained extensive experience in the area of project management and coordination. In 1993, he co-founded Houston Cuozzo Group to provide planning, design, and government-oriented strategic planning services for private and public sector clients in South Florida. Mr. Cuozzo has more than 30 years of experience planning and implementing numerous land developments throughout the region and has worked in nearly all facets of community and project development. Mr. Cuozzo is a founding member of the Martin County Business Development Board, a graduate of the first class of Martin County Leadership 91/92, a recipient of the 1991 Industry Appreciation Award for Outstanding Contribution to the Community, and a 2006 recipient of the Industry Appreciation Award for Martin County. He is a past Second Vice President of the Treasure Coast Builders Association. Mr. Cuozzo was appointed to the Treasure Coast Regional Planning Council by former Governor Jeb Bush and served for four years in that position. Mr. Cuozzo was appointed to the Century Commission for Sustainable Florida by former Senate President Ken Pruitt. The Board has concluded that Mr. Cuozzo’s experience in growth management and project management and coordination, as well as his service as a director of FPB and the Bank have given him the experience and diversity to be an invaluable member of our Board.

Timothy K. Grimes, age 43, is a director of FPB and the Bank. Mr. Grimes attended Indian River State College before starting in his family’s air conditioning business, Grimes Heating and Air Conditioning, of which he has served as President for the past 15 years. Mr. Grimes is a past board member for the St. Lucie County United Way, Fort Pierce Manatee Center, and other charity organizations. He has also been a member of Fort Pierce Rotary Club for 15 years and served as its President from 1999 to 2000. He chaired the 2007 Habitat for Humanity Rotary Club Home in Fort Pierce. He was born and raised in St. Lucie County, Florida, and graduated from Westwood High School in 1985. Mr. Grimes’ experience as the owner and/or President of his own companies, as well as his extensive charitable work in our community have led our Board to conclude that Mr. Grimes is duly qualified to serve as a director of FPB.

John S. Leighton, III, age 42, is a director of FPB and the Bank. He was educated at Florida Atlantic University’s College of Business, where he received a Bachelors’ degree in Business Administration in 1990 and shortly thereafter joined WTS, Inc., a nuclear contracting, real estate development and engineering support services firm. After serving as Operations Manager for several years, Mr. Leighton formed Leighton Construction to partner with and expand WTS’s real estate development and construction administration activities. Under Mr. Leighton’s direction, WTS and Leighton Construction have developed and built numerous residential and commercial real estate projects in Martin, St. Lucie and Seminole Counties. Mr. Leighton has been involved in a broad spectrum of community affairs and has been active on a number of community boards. He has served as Interim Director and is a past two term President of the Business Development Board of Martin County, Inc., a public/private partnership promoting economic development on the “Research Coast”, where he has served since being appointed by the Martin County Board of County Commissioners in 2002. He has also served as a past director of the Palm City Chamber of Commerce. In 2001, Mr. Leighton was appointed by the Martin County Board of County Commissioners to serve as a founding board member of the Community Redevelopment Agency for Palm City, where he served for four years. He was also appointed in 1998 by the City of Stuart Commission to serve on the board of their Local Planning Agency (LPA). He currently is the Chairman of the President’s Council of the Business Development Board of Martin County, Inc., and serves as Vice-Chairman of the Martin County Local Planning Agency (LPA). The Board has concluded that Mr. Leighton’s real estate development and construction administration experience, as well as his community service, have provided him with ample experience and background to serve as a director of FPB.

Paul A. Zinter, age 55, is Vice Chairman and a director of FPB and the Bank. He has been a resident of Port St. Lucie for over 40 years, and was a member of the second graduating class from Fort Pierce Central High School. Mr. Zinter received a Bachelor of Arts degree in business administration from Eastern New Mexico University in 1975, where he majored in real estate and marketing and was managing partner of a family-owned real estate company. Mr. Zinter was past President and honorary member of the Rotary Club of Port St. Lucie and has been a local realtor/managing partner and business owner for over 30 years. Mr. Zinter’s business administration experience and real estate background, and his service on FPB’s and the Bank’s Boards, as well as his long term residency in Port St. Lucie, have led to the Board to conclude that he is well qualified to serve on our Board.

Class II Directors—Terms Expiring In 2013

Ann L. Decker, age 58, is a director and Secretary of FPB and the Bank. Ms. Decker serves as the Executive Director of the Indian River State College Foundation, Inc., in Fort Pierce, Florida. For over thirty years, Ms. Decker served as the District Manager for three different U.S. Congressmen that represented our market area. Ms. Decker was formerly a co-owner of Intracoastal Printing, Inc., which was sold in 1990. Born in Chicago, Illinois, Ms. Decker has a Bachelor of Science degree in Professional Business Management from Barry University in Miami, Florida, and a Master’s degree in Public Administration from Nova Southeastern University, in Ft. Lauderdale, Florida. The Board has determined that Ms. Decker’s public administration and government experience in our market area, as well as her prior service on our Board, has given her the requisite experience and background, necessary to serve on our Board.

Paul J. Miret, age 63, is a director of FPB and the Bank. Mr. Miret was previously a realtor with RE/MAX 100 Riverside. Prior to that, he was the owner and operator of Sunshine Carpet Cleaning from 1978 to 1998 and of Ameri-Kleen Services from 1992 to 1998. He also owns and manages several residential rental units. From 1995 to 1997, Mr. Miret served on the Community Board of Riverside National Bank. Mr. Miret is also a past President of the Port St. Lucie Little League and the Port St. Lucie Exchange Club and a past director of the Port St. Lucie Chamber of Commerce. The Board has concluded that Mr. Miret’s business management, real estate management, community service, and service on our Board, have given him the qualifications necessary and desirable for continued service on our Board.

Robert L. Seeley, age 85, is a director of FPB and the Bank. Mr. Seeley has been in private law practice in Florida for more than 50 years. Mr. Seeley was co-founder of the Stuart, Florida law firm of Fox, Wackeen, Dungey, Beard, Sobel and McCluskey, LLP, for which he currently serves “Of Counsel.” From 1973 to 1996, Mr. Seeley served as a director of Barnett Bank of the Treasure Coast. He also served as the founding director and Chairman of the Saint Lucie Medical Center and is a former director of the St. Lucie and Martin County Economic Development Councils. Mr. Seeley completed his undergraduate studies at the University of Illinois and received his Juris Doctorate degree from the University of Florida. Mr. Seeley’s prior bank director experience and legal expertise, as well as his service on our Board, has been considered by the Board in determining that Mr. Seeley has the requisite experience to serve on our Board.

Class III Directors—Terms Expiring in 2011

Gary A. Berger, age 60, is a director and Chairman of the Board for both FPB and the Bank. Mr. Berger is President of the accounting firm of Berger, Toombs, Elam, Gaines, and Frank, CPA. He is a graduate of Michigan State University and has been a certified public accountant since 1975. Mr. Berger is a member of the Rotary Club of Ft. Pierce, the Florida Institute of Certified Public Accountants, and the American Institute of Certified Public Accountants. He is a past Treasurer of the United Way, past President of the St. Lucie County Economic Development Council, and past President of the Rotary Club of Ft. Pierce, Florida. The Board has concluded that Mr. Berger’s experience as a certified public accountant, his service in the community, and his service as a director of FPB and the Bank, have provided him with the qualifications and experience necessary to serve on our Board.

David W. Skiles, age 63, is the Chief Executive Officer, President, and a director of FPB and the Bank. Prior to joining the Bank, Mr. Skiles was the Martin County Area Executive at 1st United/Wachovia Bank and was Senior Vice President/Senior Lender at Port St. Lucie National Bank. Mr. Skiles has a Bachelor of Science degree from Barry University in Miami, Florida, and an Associate degree in Applied Science from Sinclair College in Dayton, Ohio. He is currently serving as Chairman of the St. Lucie County Economic Development Council (EDC). He also serves on the Executive Board and Board of Directors of that organization. Mr. Skiles serves on the Independent Community Bankers of America’s (ICBA) Lending Committee and the Florida Bankers Association’s (FBA) Government Relations Committee, as well as the Florida Bankers Association’s Bank Pac Board. He is a member of the Florida Atlantic University Advisory Board, and has also been appointed to serve as a member of the St. Lucie County Technical Advisory Committee (TAC) of the airport. He is a past President and Trustee of the St. Lucie County Chamber of Commerce and past President of the Education Foundation of St. Lucie County. He is also active in the United Way, having served as campaign chairman in Martin County and on numerous campaigns for the United Way of St. Lucie County. Mr. Skiles is past Chairman of the St. Lucie County Chambers Area Council and St. Lucie County Business Alliance for Prosperity (BAP). The Board has determined that Mr. Skiles’ extensive experience as a bank executive officer, as well as his community service in our market experience render him exceptionally qualified to serve as a director on our Board.

NON-DIRECTOR EXECUTIVE OFFICERS

Nancy E. Aumack, age 61, is FPB’s and the Bank’s Senior Vice President and Chief Financial Officer. Prior to joining the Bank in 2001, she was Senior Vice President and Chief Financial Officer of Independent Community Bank in Tequesta, Florida. During the period from 1997 to 1999, she served as Chief Financial Officer and Administrative Support Director for the engineering firm LBFH in Palm City, Florida. From 1995 to 1997, she served as Vice President and Chief Financial Officer for Treasure Coast Bank in Stuart, Florida, and from 1983 to 1995 she served as Vice President and Financial Accounting Officer for American Bank of Martin County in Stuart, Florida. Ms. Aumack received an Associates of Science degree in Banking and Financial Services from Indian River State College in 1989, and Consumer Lending, General Banking and Commercial Lending certificates from the American Institute of Banking (AIB). She is a past member and Chairman of the ARC of Martin County, and is currently a Financial Partner for the Port St. Lucie Women on Wall Street, and a member of the Port St. Lucie Business Women.

Marge Riley, age 62, is FPB’s and the Bank’s Executive Vice President and Chief Operating Officer. She also serves as the Bank’s Security Officer. Ms. Riley joined the Bank while it was “In Organization” in 1998. Ms. Riley began her banking career in 1985 at M & I Western State Bank in Oshkosh, Wisconsin. After moving to Florida in 1987, she worked as Loan Review Specialist for Barnett Bank, Assistant Vice President, Loan Administration at Port St. Lucie National Bank, and Assistant Vice President, Branch Manager for First National Bank. She has Associate of Science degrees in Accounting and Banking and Financial Services from Fox Valley Technical College in Appleton, Wisconsin. Ms. Riley is presently a board member and Co-Chair of the Community Investment Committee for the United Way of St. Lucie County, a member and past President of the Port St. Lucie Business Women, and member and past Secretary of the Port St. Lucie Women on Wall Street. Ms. Riley has also served on the Business and Education Committee of Indian River County Chamber of Commerce, board member of the Leadership Council of the St. Lucie Chamber of Commerce and graduate of the Leadership Program, Board member for Pace Center for Girls, past Treasurer for the Treasure Coast Chapter of Robert Morris Associates and was a past member of the Nineteenth Judicial District’s Grievance Committee.

William V. West, Jr., age 43, is FPB’s and the Bank’s Senior Vice President and Senior Lending Officer. Prior to joining the Bank in 2004 he was Vice President of Commercial Lending for Southern Community Bank of Southwest Florida, Naples, Florida. From 1999 to 2001, he served as Assistant Vice President and Commercial Lender for SouthTrust Bank in Naples. In 2001, he completed his Master of Business Administration in Finance, Summa Cum Laude, with International College. He completed his Bachelor of Arts in Organizational Management with Warner Southern College in 1996, and graduated from the Graduate School of Banking at Colorado in 2006. In 2008, he completed his Bank Operations Diploma with the American Institute of Banking. Mr. West is a fifth generation Floridian who is very active in our community. Mr. West is the President of the Business Development Board of Martin County, President of the Treasured Lands Foundation, Vice Chairman of the Industrial Development Authority of Martin County, Past-President of the Education Foundation of Martin County and Past-President of the Jensen Beach Chamber of Commerce. Mr. West was honored last year with a Business Recognition Award from the Florida Commissioner of Education. In 2005, the Florida Economic Development Council awarded him the McLaughlin Award for his contributions to economic development in Florida.

PRICE RANGE OF OUR COMMON STOCK

As of September 30, 2010, we had approximately 1,400 shareholders. On July 21, 2005, FPB became listed on the Nasdaq Capital Market under the symbol “FPBI.” Prior to that, there was no public market for the stock. The table below shows the high, low and closing bid prices on the Nasdaq Capital Market for the periods indicated. These over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not necessarily reflect actual transactions.

Calendar Quarter Ended	High	Low	Closing
March 30, 2007	$18.00	$16.30	$17.00
June 30, 2007	$17.50	$14.87	$15.75
September 30, 2007	$15.89	$12.70	$13.40
December 31, 2007	$13.35	$9.60	$9.80
March 31, 2008	$11.00	$8.05	$8.66
June 30, 2008	$10.00	$7.21	$7.21
September 30, 2008	$7.50	$3.92	$5.02
December 31, 2008	$5.95	$1.92	$1.99
March 30, 2009	$4.75	$1.68	$2.50
June 30, 2009	$2.70	$2.00	$2.50
September 30, 2009	$4.25	$2.50	$3.10
December 31, 2009	$8.50	$1.05	$1.15
March 31, 2010	$3.42	$1.06	$1.22
June 30, 2010	$2.90	$0.90	$1.09
September 30, 2010	$1.32	$0.55	$0.70

On June 15, 2007, FPB paid a 5% stock dividend on our common stock. No dividends were paid in 2008 or in 2009. Our Series B Shares are not listed on any exchange or other market and we do not anticipate that they will become listed following this offering.

On October 8, 2010, Nasdaq notified us that we were not in compliance with its minimum bid price rule and that we have until April 11, 2011 to regain compliance by having the bid price of our common stock be at least $1.00 for at least 10 consecutive trading days. As of November 29, 2010, our common stock had met the minimum bid price rule for two consecutive trading days.

SUPERVISION AND REGULATION

General

As a one-bank holding company, we are subject to an extensive body of state and federal banking laws and regulations which impose specific requirements and restrictions on virtually all aspects of our operations. We are affected by government monetary policy and by regulatory measures affecting the banking industry in general.

The following is a brief summary of some of the statutes, rules and regulations which affect our operations. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below and is not intended to be an exhaustive description of the statutes or regulations applicable to our business. Any change in applicable laws or regulations may have a material adverse effect on our business.

FPB Bancorp, Inc.

We are a bank holding company within the meaning of the BHCA of 1956, as amended (the “BHCA”). As such, we are required to file annual reports and other information with the Board of Governors of the Federal Reserve System (the “Federal Reserve”) regarding our business operations and those of our subsidiary. We are also subject to the supervision of, and to periodic inspections by, the Federal Reserve.

The BHCA generally requires every bank holding company to obtain the prior approval of the Federal Reserve before:

•	Acquiring all or substantially all of the assets of a bank;

•	Acquiring direct or indirect ownership or control of 5% or more of the voting shares of any bank or bank holding company; or

•	Merging or consolidating with another bank holding company.

The BHCA and the Change in Bank Control Act, together with regulations promulgated by the Federal Reserve, require that, depending on the particular circumstances, either the Federal Reserve’s approval must be obtained or notice must be furnished to the

Federal Reserve and not disapproved prior to any person or company, not a bank holding company, acquiring control of a bank holding company, subject to certain exemptions. Control is conclusively presumed to exist when an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Additionally, the BHCA provides that the Federal Reserve may not approve any of these transactions if it would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve's consideration of financial resources generally focuses on capital adequacy, which is discussed below. As a result of the Patriot Act, which is discussed below, the Federal Reserve is also required to consider the record of a bank holding company and its subsidiary bank(s) in combating money laundering activities in its evaluation of bank holding company merger or acquisition transactions.

Except as authorized by the BHCA and Federal Reserve regulations or order, a bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of 5% or more of the voting shares of any company engaged in any business other than the business of banking or managing and controlling banks. The primary exception allows the ownership of shares by a bank holding company in any company the activities of which the Federal Reserve Board has determined to be so closely related to banking or to managing or controlling banks that ownership of shares of that company is appropriate. Some of the activities the Federal Reserve has determined by regulation to be proper incidents to the business of banking, and thus permissible for bank holding companies, include:

•	Making or servicing loans and certain types of leases;

•	Engaging in certain insurance and discount brokerage activities;

•	Performing certain data processing services;

•	Acting in certain circumstances as a fiduciary or investment or financial advisor;

•	Providing management consulting services;

•	Owning savings associations; and

•	Making investments in corporations or projects designed primarily to promote community welfare.

In accordance with Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks. In adhering to the Federal Reserve’s policy, we may be required to provide financial support to the Bank at a time when, absent such Federal Reserve policy, it might not be deemed advisable to provide such assistance. Under the BHCA, the Federal Reserve may also require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the Federal Reserve’s determination that the activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition.

First Peoples Bank

As a state-chartered bank, the Bank is subject to the supervision and regulation of the Florida Office of Financial Regulation, Division of Financial Institutions (“OFR”) and the Federal Deposit Insurance Corporation (“FDIC”). Our deposits are insured by the FDIC for a maximum of $250,000 per account title; however such insurance is unlimited for all non-interest bearing accounts until December 31, 2012. For this protection, we must pay a semi-annual statutory assessment and comply with the rules and regulations of the FDIC. The assessment levied on a bank for deposit insurance varies, depending on the capital position of each bank, and other supervisory factors. Currently, we are subject to the statutory assessment.

The Federal Deposit Insurance Act provides that, in the event of the “liquidation or other resolution” of a bank, the claims of depositors of the bank, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the bank. If a bank fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors.

Areas regulated and monitored by the bank regulatory authorities include:

•	Security devices and procedures;

•	Adequacy of capitalization and loss reserves;

•	Loans;

•	Investments;

•	Borrowings;

•	Deposits;

•	Mergers;

•	Issuances of securities;

•	Payment of dividends;

•	Establishment of branches;

•	Corporate reorganizations;

•	Transactions with affiliates;

•	Maintenance of books and records; and

•	Adequacy of staff training to carry out safe lending and deposit gathering practices.

Sections 23A and 23B of the Federal Reserve Act restrict transactions by banks with their affiliates. An affiliate of a bank is any company or entity which controls, is controlled by or is under common control with the bank. Generally, Sections 23A and 23B: (1) limit the extent to which a bank or it subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of that Bank’s capital stock and surplus (i.e., tangible capital); and (2) require that all such transactions be on terms substantially the same, or at least as favorable to the Bank or subsidiary, as those provided to a non-affiliate. The term “covered transaction” includes the making of loans, purchase of assets, issuance of a guarantee and other similar types of transactions.

A bank’s authority to extend credit to executive officers, directors and greater than 10% shareholders, as well as entities controlled by such persons, is subject to Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O promulgated thereunder by the Federal Reserve Board. Among other things, these loans must be made on terms substantially the same as those offered to unaffiliated individuals, the amount of loans a bank may make to these persons is based, in part, on the Bank’s capital position, and specified approval procedures must be followed in making loans which exceed specified amounts.

Capital Adequacy Requirements

Banks are subject to regulatory capital requirements imposed by the Federal Reserve and the FDIC. Until a bank and its holding company’s assets reach $500 million, the capital adequacy guidelines issued by the Federal Reserve are applied to bank holding companies on a non-consolidated basis, unless the bank holding company is engaged in non-bank activities involving significant leverage, or it has a significant amount of outstanding debt held by the general public. The OFR and FDIC risk-based capital guidelines apply directly to insured state banks, regardless of whether they are subsidiaries of a bank holding company. Both agencies’ requirements, which are substantially similar, establish minimum capital ratios in relation to assets, both on an aggregate basis as adjusted for credit risks and off balance sheet exposures. The risk weights assigned to assets are based primarily on credit risks. Depending upon the riskiness of a particular asset, it is assigned to a risk category. Under the guidelines, capital is compared to the relative risk related to the balance sheet. To derive the risk included in the balance sheet, one of four risk weights (0%, 20%, 50% and 100%) is applied to different balance sheet and off-balance sheet assets, primarily based on the relative credit risk of the counterparty. For example, claims guaranteed by the U.S. government or one of its agencies are risk-weighted at 0%. Off-balance sheet items, such as loan commitments and derivative financial instruments, are also assigned one of the above risk weights after calculating balance sheet equivalent amounts. For example, certain loan commitments are converted at 50% and then risk-weighted at 100%. Derivative financial instruments are converted to balance sheet equivalents based on notional values, replacement costs and remaining contractual terms. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Capital is then classified into two categories, Tier 1 and Tier 2. Tier 1 capital consists of common and qualifying preferred shareholder’s equity, less goodwill and other adjustments. Tier 2 capital consists of mandatory convertible, subordinated, and other qualifying term debt, preferred stock not qualifying for Tier 1 capital, and a limited amount of allowance for credit losses, up to a designated percentage of risk-weighted assets. Under the risk-based guidelines, financial institutions must maintain a specified minimum ratio of “qualifying” capital to risk-weighted assets. At least 50% of an institution’s qualifying capital must be “core” or “Tier 1” capital, and the balance may be “supplementary” or “Tier 2” capital. In addition, the guidelines require banks to maintain a minimum leverage ratio standard of capital adequacy.

The leverage standard requires top-rated institutions to maintain a minimum Tier 1 leverage capital to assets ratio of 3%. All other institutions are required to maintain a Tier 1 leverage capital ratio of 4% or greater, based upon their particular circumstances and risk profiles. To be considered well capitalized, the leverage ratio for a bank holding company must be at least 5%. The guidelines further provide that bank holding companies making acquisitions will be expected to maintain strong capital positions substantially above the minimum levels.

Federal banking regulators have adopted regulations revising the risk-based capital guidelines to further ensure that the guidelines take adequate account of interest rate risk. Interest rate risk is the adverse effect that changes in market interest rates may have on a bank’s financial condition and is inherent to the business of banking. Under the regulations, when evaluating a bank’s capital adequacy, the revised capital standards now explicitly include a bank’s exposure to declines in the economic value of its capital due to changes in interest rates. The exposure of a bank’s economic value generally represents the change in the present value of its assets, less the change in the value of its liabilities, plus the change in the value of its interest rate off-balance sheet contracts.

Federal bank regulatory agencies possess broad powers to take prompt corrective action as deemed appropriate for an insured depository institution and its holding company, based on the institution’s capital levels. The extent of these powers depends upon whether the institution in question is considered “well-capitalized”, “adequately capitalized”, “undercapitalized”, “significantly under-capitalized”, or “critically undercapitalized”. Generally, as an institution is deemed to be less well-capitalized, the scope and severity of the agencies’ powers increase, ultimately permitting the agency to appoint a receiver for the institution. Business activities may also be influenced by an institution’s capital classification. For instance, only a “well-capitalized” depository institution may accept brokered deposits without prior regulatory approval and can engage in various expansion activities with prior notice, rather than prior regulatory approval. However, rapid growth, poor loan portfolio performance or poor earnings performance, or a combination of these factors, could change the capital position of the Bank in a relatively short period of time. Failure to meet these capital requirements could subject the Bank to prompt corrective action provisions of the FDIC, which may include filing with the appropriate bank regulatory authorities a plan describing the means and a schedule for achieving the minimum capital requirements. In addition, we would not be able to receive regulatory approval of any application that required consideration of capital adequacy, such as a branch or merger application, unless we could demonstrate a reasonable plan to meet the capital requirement within an acceptable period of time.

Dividends

The Company’s ability to pay further cash dividends may depend almost entirely upon the amount of dividends that the Bank is permitted to pay by statutes or regulations to us. Additionally, the Florida Business Corporation Act provides that we may only pay dividends if the dividend payment would not render us insolvent, or unable to meet our obligations as they come due. These provisions could have the effect of limiting our ability to pay dividends on the equity shares issued in the offering.

The OFR limits a bank’s ability to pay dividends. As a Florida state-chartered bank, we are subject to regulatory restrictions on the payment of dividends, including a prohibition of payment of dividends from the banks’ capital under certain circumstances without the prior approval of the OFR and the FDIC. Except with the prior approval of the OFR, all dividends of any Florida bank must be paid out of retained net profits from the current period and the previous two years, after deducting expenses, including losses and bad debts. In addition, a Florida state-chartered bank is required to transfer at least 20% of its net income to surplus until their surplus equals the amount of paid-in capital.

The Federal Reserve Board expects bank holding companies to serve as a source of strength to their subsidiary bank(s), which may require them to retain capital for further investment in their subsidiary bank(s), rather than pay dividends to shareholders of the bank holding company. As stated previously, the Bank may not pay dividends to the Company, if, after paying those dividends, the Bank would fail to meet the required minimum levels under the risk-based capital guidelines and the minimum leverage ratio requirements. Payment of dividends by the Bank may be restricted at any time at the discretion of its applicable regulatory authorities, if they deem such dividends to constitute an unsafe and/or unsound banking practice.

Fiscal and Monetary Policies

The business and earnings of FPB and the Bank will be affected significantly by the fiscal and monetary policies of the federal government and its agencies. FPB and the Bank are particularly affected by the policies of the Federal Reserve Board, which regulates the supply of money and credit in the United States. Among the instruments of monetary policy available to the Federal Reserve Board are (a) conducting open market operations in United States government securities, (b) changing the discount rates of borrowings of depository institutions, (c) imposing or changing reserve requirements against depository institutions’ deposits, and (d) imposing or changing reserve requirements against certain borrowing by banks and their affiliates. These methods are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. For that reason alone, the policies of the Federal Reserve Board have a material effect on the earnings of FPB and the Bank.

Other Laws

State usury and credit laws limit the amount of interest and various other charges collected or contracted by a bank on loans. Our loans are also subject to federal laws applicable to credit transactions, such as the:

•	Federal Truth-In-Lending Act, which governs disclosures of credit terms to consumer borrowers;

•

Community Reinvestment Act, which requires financial institutions to meet their obligations to provide for the total credit needs of the communities they serve, including investing their assets in loans to low- and moderate-income borrowers;

•

Home Mortgage Disclosure Act requiring financial institutions to provide information to enable public officials to determine whether a financial institution is fulfilling its obligations to meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibitive factors in extending credit;

•

Real Estate Settlement Procedures Act, which requires lenders to disclose certain information regarding the nature and cost of real estate settlements, and prohibits certain lending practices, as well as limits escrow account amounts in real estate transactions;

•	Fair Credit Reporting Act governing the manner in which consumer debts may be collected by collection agencies; and

•	The rules and regulations of various federal agencies charged with the responsibility of implementing such federal laws.

Our operations are also subject to the:

•

The privacy provisions of the Gramm-Leach-Bliley Act of 1999, which requires us to maintain privacy policies intended to safeguard consumer financial information, to disclose these policies to our customers, and allow customers to “opt out” of having their financial service providers disclose their confidential financial information to non-affiliated third parties, subject to certain exceptions;

•

Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•

Electronic Funds Transfer Act and Regulation E, which govern automatic deposits to, and withdrawals from, deposit accounts and customers’ rights and liabilities arising from the use of debit cards, automated teller machines and other electronic banking services.

Interstate Banking and Branching

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, eligible bank holding companies in any state are permitted, with Federal Reserve approval, to acquire banking organizations in any other state. The Interstate Banking and Branching Efficiency Act also removed substantially all of the prohibitions on interstate branching by banks. The authority of a bank to establish and operate branches within a state, however, continues to be subject to applicable state branching laws. Under current Florida law, we are permitted to establish branch offices throughout Florida with the prior approval of the OFR and the FDIC. In addition, with prior regulatory approval, we would be able to acquire existing banking operations in other states.

Financial Modernization

The Gramm-Leach-Bliley Act of 1999 sought to achieve significant modernization of the federal bank regulatory framework by allowing the consolidation of banking institutions with other types of financial services firms, subject to various restrictions and requirements. In general, the Gramm-Leach-Bliley Act repealed most of the federal statutory barriers which separated commercial banking firms from insurance and securities firms and authorized the consolidation of such firms in a “financial services holding company”. We have no immediate plans to utilize the structural options created by the Gramm-Leach-Bliley Act, but may develop such plans in the future.

Anti-Money Laundering

After the September 11, 2001 terrorist attacks, the United States government acted in several ways to tighten control on activities perceived to be connected to money laundering and terrorist funding. A series of orders were issued which identify terrorists and terrorist organizations and require the blocking of property and assets of, as well as prohibiting all transactions or dealings with, such terrorists, terrorist organizations and those that assist or sponsor them. The USA Patriot Act enacted in 2001:

•	Substantially broadens existing anti-money laundering legislation and the extraterritorial jurisdiction of the United States;

•	Imposes new compliance and due diligence obligations;

•	Creates new crimes and penalties;

•	Compels the production of documents located both inside and outside the United States; including those of foreign institutions that have a correspondent relationship in the United States; and

•	Clarifies the safe harbor from civil liability to customers.

In addition, the United States Department of the Treasury issued regulations in cooperation with the federal banking agencies, the Securities and Exchange Commission, the Commodity Futures Trading Commission and the Department of Justice to:

•	Require customer identification and verification;

•	Expand the money-laundering program requirement to the major financial services sectors; including insurance and unregistered investment companies, such as hedge funds; and

•	Facilitate and permit the sharing of information between law enforcement and financial institutions, as well as among financial institutions themselves.

The United States Treasury Department also has created the Treasury USA PATRIOT Act Task Force to work with other financial regulators, the regulated community, law enforcement and consumers to continually improve the regulations. Recently, enforcement of the USA PATRIOT Act, the Bank Secrecy Act and other anti-money laundering laws and regulations has greatly increased from both State and Federal regulators.

Emergency Economic Stabilization Act

In response to the financial crisis affecting the banking system and financial markets, the Emergency Economic Stabilization Act (“EESA”) was signed into law on October 3, 2008, and established the Troubled Asset Relief Program (“TARP”). As part of TARP, the United States Department of the Treasury established the Capital Purchase Program (“CPP”) to provide up to $700 billion of funding to eligible financial institutions through the purchase of capital stock and other financial instruments for the purpose of stabilizing and providing liquidity to the U.S. financial markets. On December 5, 2008, FPB issued $5.8 million in preferred stock and a warrant to purchase 183,158 shares of common stock at $4.75 to the United States Department of the Treasury. In connection with EESA, there have been numerous actions by the Federal Reserve Board, Congress, the U.S. Treasury, the FDIC, the SEC and others to further the economic and banking industry stabilization efforts under EESA. It remains unclear at this time what further legislative and regulatory measures will be implemented under EESA affecting FPB.

American Recovery and Reinvestment Act of 2009

On February 17, 2009 President Obama signed into law the American Recovery and Reinvestment Act of 2009 (“ARRA”), more commonly known as the economic stimulus or economic recovery package. ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs. In addition, ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future CPP recipients that are in addition to those previously announced by the United States Department of the Treasury, until the institution has repaid the United States Department of the Treasury, which is now permitted under ARRA without penalty and without the need to raise new capital, subject to the U.S. Treasury’s consultation with the recipient’s appropriate regulatory agency. The Federal Reserve recently has proposed regulations that intend to limit the amount of compensation that may be paid to any employee of a bank or bank holding company in the event that the risk related to such compensation is deemed inappropriate. The guidance says banks should consider three goals in reviewing compensation: provide incentives that discourage excessive risk taking, match “effective controls and risk management” and support strong corporate governance.

The Dodd-Frank Act

On July 21, 2010, President Obama signed the Dodd-Frank Act into law. The Dodd-Frank Act will have a broad impact on the financial services industry, imposing significant regulatory and compliance changes, including the designation of certain financial companies as systemically significant, the imposition of increased capital, leverage, and liquidity requirements, and numerous other provisions designed to improve supervision and oversight of, and strengthen safety and soundness within, the financial services sector. Additionally, the Dodd-Frank Act establishes a new framework of authority to conduct systemic risk oversight within the financial system to be distributed among new and existing federal regulatory agencies, including the Financial Stability Oversight Council, or Council, the Federal Reserve, the OCC, and the FDIC.

The following items provide a brief description of certain provisions of the Dodd-Frank Act.

•

Source of strength. The Dodd-Frank Act requires all companies that directly or indirectly control an insured depository institution to serve as a source of strength for the institution. Under this requirement, the Company in the future could be required to provide financial assistance to the Bank should the Bank experience financial distress.

•	Limitation on federal preemption. The Dodd-Frank Act significantly reduces the ability of national banks and federal thrifts to rely upon federal preemption of state consumer financial laws.

•

Mortgage loan origination and risk retention. The Dodd-Frank Act contains additional regulatory requirements that may affect our operations and result in increased compliance costs. For example, the Dodd-Frank Act imposes new standards for mortgage loan originations on all lenders, including banks and thrifts, in an effort to require steps to verify a borrower’s ability to repay. In addition, the Dodd-Frank Act generally requires lenders or securitizers to retain an economic interest in the credit risk relating to loans the lender sells or mortgage and other asset-backed securities that the securitizer issues. The risk retention requirement generally will be 5%, but could be increased or decreased by regulation.

•

Imposition of restrictions on certain activities. The Dodd-Frank Act requires new regulations for the over-the-counter derivatives market, including requirements for clearing, exchange trading, capital, margin, and reporting. Additionally, the Dodd-Frank Act requires that certain swaps and derivatives activities be “pushed out” of insured depository institutions and conducted in non-bank affiliates.

•

Expanded FDIC resolution authority. While insured depository institutions have long been subject to the FDIC’s resolution process, the Dodd-Frank Act creates a new mechanism for the FDIC to conduct the orderly liquidation of certain “covered financial companies,” including bank and thrift holding companies and systemically significant non-bank financial companies.

•

Consumer Financial Protection Bureau (“CFPB”). The Dodd-Frank Act creates a new independent CFPB within the Federal Reserve. The CFPB is tasked with establishing and implementing rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. The CFPB has rulemaking authority over many of the statutes governing products and services offered to bank and thrift consumers.

•

Deposit insurance. The Dodd-Frank Act makes permanent the general $250,000 deposit insurance limit for insured deposits. The Dodd-Frank Act also extends until January 1, 2013, federal deposit coverage for the full net amount held by depositors in non-interest bearing transaction accounts.

•

Transactions with affiliates and insiders. The Dodd-Frank Act generally enhances the restrictions on transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of “covered transactions.”

•	Enhanced lending limits. The Dodd-Frank Act strengthens the existing limits on a depository institution's credit exposure to one borrower.

•

Corporate governance. The Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies, including the Company. The Dodd-Frank Act (1) grants stockholders of U.S. publicly traded companies an advisory vote on executive compensation; (2) enhances independence requirements for compensation committee members; (3) requires companies listed on national securities exchanges to adopt incentive-based compensation clawback policies for executive officers; and (4) provides the SEC with authority to adopt proxy access rules that would allow stockholders of publicly traded companies to nominate candidates for election as a director and have those nominees included in a company’s proxy materials.

Many of the requirements of the Dodd-Frank Act will be implemented over time and most will be subject to regulations implemented over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on our operations is unclear.

Future Legislation

Various other legislative and regulatory initiatives, including proposals to overhaul the banking regulatory system are from time to time introduced in Congress and state legislatures, as well as regulatory agencies. Currently, the United States Congress is actively considering significant changes to the manner of regulating financial institutions including combining one or more of Federal Reserve, FDIC, Comptroller of the Currency and the Office of Thrift Supervision and creating a new consumer protection agency for financial products. The current legislation being considered and other future legislation regarding financial institutions may change banking statutes and the operating environment of FPB and the Bank in substantial and unpredictable ways, and could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance depending upon whether any of this potential legislation will be enacted, and if enacted, the effect that it or any implementing regulations, would have on the financial condition or results of operations of FPB or the Bank. The nature and extent of future legislative and regulatory changes affecting financial institutions is very unpredictable at this time. FPB cannot determine the ultimate effect that such potential legislation, if enacted, would have upon its financial condition or operations.

DIVIDEND INFORMATION

We have not paid any cash dividends on our common stock since 2005. There are no current plans to resume payment of cash dividends on our common stock. In addition, unless we obtain Federal Reserve approval to make dividend payments on our Series A Preferred Stock, we will not make such payments pursuant to the resolutions our Board has adopted. Florida law provides that FPB may only pay dividends if the dividend payment would not render it insolvent, or unable to meet its obligations as they come due. Additionally, future dividend policy will depend on our subsidiary’s earnings, capital requirements, financial condition, and other factors. To provide cash sufficient to pay these dividends, we intend to retain a portion of the offering proceeds at the holding company level. Additionally, if FPB is not current in its dividend payments on our outstanding shares of Series A Preferred Stock currently held by the U.S. Treasury, we may not pay dividends on our other securities, such as our common stock. See “Risk Factors.”

The Bank is a Florida state-chartered institution. Florida law limits its ability to pay dividends, including a prohibition of payment of dividends from their capital under certain circumstances without the prior approval of the OFR. Except with the prior approval of the OFR, all dividends of any Florida bank must be paid out of retained net profits from the current period and the previous two years, after deducting charging off bad debts, depreciation and other worthless assets, and making provision for reasonably anticipated future losses. In addition, state-chartered banks and trust companies in Florida are required to transfer at least 20% of their net income to surplus until their surplus equals the amount of paid-in capital. FPB does not anticipate that the Bank will pay dividends in the foreseeable future so that it can reclaim its well capitalized status and retain any earnings to support its growth.

PLAN OF DISTRIBUTION

General

The offering will expire at 5:00 p.m., Eastern Time on February 18, 2011, unless we sell all of the Units earlier, terminate the offering earlier, or extend the offering. We reserve the right to terminate the offering at any time or to extend the offering, without notice, until no later than April 29, 2011.

Kendrick Pierce & Co. is acting as our placement agent for this offering. Subject to the terms and conditions described in a Placement Agent Agreement between the Placement Agent and FPB, the Placement Agent has agreed to place a minimum of 750,000 and a maximum of 3,250,000 Units on a “best efforts, minimum/maximum” basis. While the Placement Agent will use its best efforts to sell the Units, the Placement Agent is under no obligation to sell any or all of the Units and will not be obligated to purchase any of the Units.

We are offering the Units subject to prior sale, withdrawal, cancellation or modification of this Offering, including its structure, terms and conditions, without notice. We are offering the Units to the public at $4.00 per Unit. The Placement Agent may also offer the Units to selected dealers at the public offering price, less a concession not in excess of $0.168 per Unit. We reserve the right, in our sole discretion, to reject in whole or in part any offer to purchase the Units.

As soon as practicable after receipt of a subscription, we will decide whether to accept or reject it. Once a subscription is submitted, it will be binding and cannot be withdrawn by the subscriber. Payment from any subscriber for Units in excess of the amount of securities allocated to such subscriber, if any, will be refunded by mail, without interest, within three business days of the date of rejection.

The Placement Agent Agreement provides that we will pay as compensation to the Placement Agent a placement fee of 2% of the amount sold to FPB shareholders of record as of June 15, 2010 and 6% of the amount sold to all other investors. We will not pay any fee on Units sold to our directors, officers, employees or members of any of their immediate families. We will not pay any fee upon any exercise of warrants.

The following table summarizes the Placement Agent’s discounts and commissions that we will pay to the Placement Agent.

	Per Unit	Minimum Offering	Maximum Offering
Public offering price	$4.00	$3,000,000	$13,000,000
Maximum commission	$0.24	$180,000	$780,000
Proceeds to us, before expenses	$3.76	$2,820,000	$12,220,000

We will be responsible for the expenses of issuance and distribution of the Units, including registration fees, legal and accounting fees and printing expenses, which we estimate will total approximately $405,000. In addition to the Placement Agent commissions, we will reimburse the Placement Agent for up to $50,000 (or up to $75,000 if we consent in writing to such greater amount) of it reasonable expenses, including, without limitation, legal fees and marketing and “roadshow” expenses, regardless of whether we reach the minimum offering. In connection with a prior offering and placement agent agreement, both of which have expired, we also previously paid the Placement Agent a $30,000 financial advisory fee for financial planning and advisory services provided in 2009 and 2010.

Payments for the Units may be made (i) by check, bank draft, wire transfer or money order made payable to “NorthStar Bank, as escrow agent for FPB Bancorp, Inc.” or (ii) by authorization of withdrawal from securities accounts maintained with the Placement Agent or one of the selected dealers.

The Placement Agent, and each of the selected dealers, has agreed, in accordance with the provisions of SEC Rule 15c2-4, to promptly (i.e., by noon of the next business day) transmit to NorthStar Bank, as escrow agent for the investors in the offering, all subscription funds received by the Placement Agent and selected dealers. NorthStar Bank, which is a “bank” as defined by the Securities Act of 1933 that is independent of the Company and the Placement Agent, has agreed in writing to hold all such funds in escrow for the investors, to deposit the funds into a separate bank account, to invest the funds only in the types of investments permitted under Rule 15c2-4 and to transmit or return such funds as follows:

•

If we have not received subscriptions for a minimum of 750,000 Units by February 18, 2011 (unless extended), the escrow agent will promptly return to the subscribers all funds placed in the escrow account without interest or deduction for expense;

•	When the minimum number of subscriptions for the Units is attained, we will conduct a first closing and the escrow agent will release all accepted subscription funds to us; and

•	At the conclusion of the offering, we will conduct a second closing and, at that time, the escrow agent will release all remaining subscription funds to us.

If payment is made by check, bank draft, wire transfer or money order, it must be accompanied by a completed Securities Order Form. Funds submitted in this fashion, will not accrue interest pending the closing or termination of this offering. If the offering is terminated, subscribers will receive a refund of their subscription funds without interest or reduction.

If payment is made by authorization of withdrawal from securities accounts, the funds authorized to be withdrawn from a securities account will continue to accrue interest, if any interest is to accrue on such amounts, at the contractual rates until closing or termination of the offering, but a hold will be placed on such funds, thereby making them unavailable to the purchaser until closing or termination of the offering. If a purchaser authorizes the Placement Agent or a selected dealer to withdraw the amount of the purchase price from a securities account, such Placement Agent or selected dealer will do so as of the date of closing. The Placement Agent and the selected dealers will inform prospective purchasers of the anticipated date of closing.

In the Placement Agent Agreement, the obligations of the Placement Agent are subject to various customary conditions. The Placement Agent Agreement also provides for reciprocal indemnification arrangements arising from certain liabilities that are found to exist as a consequence of the occurrence of violations of the Securities Act of 1933, as amended, although we have been advised that in the opinion of the SEC such arrangements are in direct contravention of the public policy as expressed in that Act and are unenforceable.

The Placement Agent has the right to terminate the Placement Agent Agreement under defined circumstances, including, for example, if, in the Placement Agent’s judgment, there is a material adverse change in our financial condition or operations, or if market conditions brought about by an outbreak or escalation of hostilities, adverse economic conditions, or other circumstances that render the sale of our common stock impracticable or inadvisable.

The foregoing discussion does not attempt to summarize all substantive provisions of the Placement Agent Agreement, a copy of which may be obtained by any interested investor upon request and has been filed as an exhibit to the Registration Statement of which this prospectus is a part.

Purchase Limitations

Investors are required to purchase a minimum of 1,000 Units in order to participate in the offering, although we reserve the right to waive this requirement in our sole discretion. Our employees do not have a minimum purchase requirement. Shares will not be issued to any person who, in our opinion, would be required to obtain prior clearance or approval from any state or federal regulatory authority to own or control such securities until such clearance has been obtained. This restriction applies to individual investors, as well as to investors who would be presumed to be acting in concert with each other.

Under federal regulations, a rebuttable presumption of concerted action will arise under the following circumstances:

•

a person will be presumed to be acting in concert with the members of the person’s immediate family (which includes a person’s spouse, father, mother, step-parent, children, step-children, brothers, step-brothers, sisters, step-sisters and grandchildren; the father, mother, brothers, and sisters of the person’s spouse; and the spouses of the foregoing);

•	In addition, the following persons will be presumed to be acting in concert:

•	a company and any controlling shareholder, partner, trustee, or management official of that company, if both the company and the person own voting securities of the Bank;

•	companies under common control;

•

persons that are parties to any agreement, contract, understanding, relationship or other arrangement, whether written or otherwise, regarding the acquisition, voting or transfer of control of voting securities of a bank or bank holding company, other than through a revocable proxy as described in Section 255.42(a)(5) of Regulation Y;

•	persons that have made, or propose to make, a joint filing under Sections 13 or 14 of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78n), and the rules promulgated thereunder by the SEC; and

•	a person and any trust for which the person serves as trustee.

Suitability Standards

The requested size of a proposed subscription may cause us to seek further information concerning the subscriber’s net worth, potential for income production, experience in making investment decisions and primary investment objectives. The satisfaction of any such inquiry does not necessarily mean that an investment in the Units is suitable or that a subscription by a particular subscriber to invest will be accepted. Because of the probable lack of any significant public market for our securities for an indefinite period following their issuance, a subscriber should consider an investment in the Units to be an illiquid and long-term investment. Also, due to the nature of the investment, an early sale of the securities underlying the Units could result in a loss to the selling shareholder of some part or all of his initial investment.

Continuing Offering

In addition, we will continue to offer our common stock to warrant holders on a continuous basis until November 30, 2015. During this period, we will issue stock upon receipt of exercised warrants and the exercise funds. We will not pay any sales agent fees or commissions upon the exercise of warrants.

DESCRIPTION OF CAPITAL STOCK

We have 27,000,000 shares of authorized capital stock, $0.01 par value per share, of which 25,000,000 are shares of common stock and 2,000,000 are shares of preferred stock.

Common Stock

Currently, we have 2,058,047 shares of common stock outstanding. Holders of our common stock are entitled to receive dividends if, as and when declared by our board of directors out of any funds legally available for dividends. Holders of our common stock are also entitled, upon our liquidation, and after claims of creditors and the preferences of any class or series of preferred stock outstanding at the time of liquidation, to receive pro rata our net assets. We may pay dividends on our common stock only if we have paid or provided for all dividends on our outstanding series of preferred stock for the then current period and, in the case of any cumulative preferred stock, all prior periods.

Holders of our common stock are entitled to one vote for each share that they hold and are vested with all of the voting power except as our board of directors has provided, or may provide in the future, with respect to preferred stock or any other class or series of preferred stock that the board of directors may hereafter authorize. Shares of our common stock are not redeemable, and have no subscription, conversion or preemptive rights.

Our common stock is currently listed for trading on the Nasdaq Capital Market under the symbol “FPBI.” Outstanding shares of our common stock are validly issued, fully paid and non-assessable. Holders of our common stock are not subject to any liability as shareholders.

Series A Preferred Stock

On December 5, 2008, pursuant to the TARP, FPB issued to the United States Department of the Treasury all of the 5,800 authorized shares of Series A Preferred Stock, having a liquidation preference of $1,000 per share.

Cumulative dividends on the Series A Preferred Stock accrue on the liquidation preference amount at an annual rate of 5% per year for the first five years and at an annual rate of 9% thereafter, but will be paid only if and when declared by FPB’s Board of Directors. The Series A Preferred Stock has no maturity date and ranks senior to the common stock (and pari passu with the Series B Shares) with respect to the payment of dividends, distributions and amounts payable upon liquidation, dissolution and winding up of FPB. Subject to the approval of the Board of Governors of the Federal Reserve System, the Series A Preferred Stock is redeemable at the option of the Company at 100% of its liquidation preference, plus all accrued but unpaid dividends.

Warrants

In connection with this offering, we will issue up to 3,250,000 warrants. Each warrant will permit the holder thereof to purchase one share of common stock at a per share price of $1.50 per share. The warrants will expire on November 30, 2015. The warrants will be freely transferable, but we do not expect a liquid market to develop through a listing on any exchange or quotation on any market. If we do not maintain a current and effective registration statement under the Securities Act of 1933 covering the warrants and the underlying shares of common stock, the warrants may expire unexercised on their expiration date. Under no circumstances shall a warrant holder be entitled to (a) net-cash settlement of a warrant or the underling shares of common stock, regardless of whether any or all of the securities have been registered by us pursuant to an effective registration statement, or (b) receive any damages if any or all of the securities have not been registered by us pursuant to an effective registration statement. A warrant holder will not be entitled to exercise warrants unless a registration statement covering the securities is effective or an exemption from registration is available.

In connection with our participation in TARP, we issued the Treasury a warrant to purchase up to 183,158 shares of our common stock, at $4.75 per share. Those warrants will expire in December 2018.

Undesignated Preferred Stock

We currently have 1,994,200 shares of authorized, undesignated preferred stock. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the applicable laws of the State of Florida, to establish from time to time the number of shares to be included in each such series and to fix the stated value, designation, powers, preferences and right of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of the common stock.

TRANSFER AGENT

The transfer agent for our common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, telephone number: (800) 368-5948.

LEGAL MATTERS

Certain legal matters relating to the common stock offered by this prospectus have been passed upon for FPB by Igler & Dougherty, P.A., Tallahassee, Florida. Certain matters will be passed upon for the Placement Agent by Shumaker, Loop & Kendrick, LLP, Tampa, Florida.

EXPERTS

The consolidated financial statements of FPB as of December 31, 2009 and December 31, 2008 and for each of the years in the two-year period ended December 31, 2009, have been incorporated by reference herein in reliance upon the reports of Hacker, Johnson & Smith, P.A., independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

FPB is subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith, files annual and quarterly reports, proxy statements and other information with the SEC. Reports and other information filed by us with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Please call the SEC at (800) SEC-0330 for further information on the Public Reference rooms. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC, and our filings are available on the SEC’s website.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 19, 2010 (File No. 000-33351);

•	Our Quarterly Report on Form 10-Q: for the quarter ended March 31, 2010, filed with the Securities and Exchange Commission on May 14, 2010 (File No. 000-33351);

•	Our Quarterly Report on Form 10-Q: for the quarter ended June 30, 2010, filed with the Securities and Exchange Commission on August 3, 2010 (File No. 000-33351);

•	Our Quarterly Report on Form 10-Q: for the quarter ended September 30, 2010, filed with the Securities and Exchange Commission on November 12, 2010 (File No. 000-33351);

•

Our Current Reports on Form 8-K filed with the Securities and Exchange Commission on January 13, 2010, March 24, 2010, April 28, 2010, May 3, 2010, July 27, 2010 and October 14, 2010 (excluding, in each case, information or documents furnished but not filed therewith) (File No. 000-33351); and

•	Our Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 19, 2010 (File No. 000-33351)

On the written or oral request of each person, including any beneficial owner, to whom a copy of this prospectus is delivered, we will provide, at no cost to the requester, a copy of any or all of the documents incorporated in this prospectus or in any related prospectus supplement by reference, except the exhibits to those documents, unless the exhibits are specifically incorporated by reference.

Written requests for copies should be directed to FPB Bancorp, Inc., Nancy E. Aumack, Chief Financial Officer, 1792 NE Jensen Beach Boulevard, Jensen Beach, Florida 34957. Telephone requests for copies should be directed to (772) 398-1388. Such documents are also available through our Internet website: www.1stpeoplesbank.com.

You may read and copy any of these documents at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov.

You should rely only upon the information provided in this document, or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated by reference, is accurate as of any date other than the date indicated on the front cover or the date given in the applicable document.

EXHIBIT A

WARRANT PLAN

EXHIBIT A

FPB BANCORP, INC.

2010 Warrant Plan

ARTICLE I

PURPOSE OF THE PLAN

The Board of Directors of FPB Bancorp, Inc. (“FPB”) has determined that it is in the best interests of FPB to issue Warrants to purchase FPB Common Stock in connection with FPB’s 2010 public offering of Units comprised of Common Stock and Warrants. FPB proposes to issue up to 13,000,000 shares of Common Stock and Warrants to purchase 3,250,000 shares of Common Stock in Units. Each Unit will contain four shares of Common Stock and one Warrant which will entitle the holder thereof to purchase one share of additional Common Stock. Therefore, the Board of Directors, in order to provide for the above, has adopted this Warrant Plan (“Plan”) on the date set forth herein.

ARTICLE II

SCOPE OF THE PLAN

Section 1. Definitions. Unless the context clearly indicates otherwise, the following terms have the meanings set forth below:

a.	“Board” means the Board of Directors of FPB.

b.	“Common Stock” means the $0.01 par value common stock of FPB.

c.	“Expiration Date” shall be 5:00 p.m. on November 30, 2015.

d.	“Plan” means this Warrant Plan as adopted by the Board, as set forth herein, and as amended from time to time.

e.	“Units” means units comprised of four shares of Common Stock and one Warrant sold in FPB’s 2010 public offering.

e.	“Warrant” means the right to purchase additional shares of Common Stock.

f.	“Warrant Certificate” means the evidence of ownership of Warrants, as executed and issued by FPB.

Section 2. Warrants. There are hereby authorized 3,250,000 Warrants, each of which shall be redeemable for one share of Common Stock of FPB. Warrants shall be included only in Units offered by FPB in its 2010 stock offering. Any Warrants authorized by this Plan that are not issued in connection with the 2010 stock offering shall automatically expire.

Section 3. Form of Warrants. The certificates evidencing the Warrants (the “Warrant Certificates”) shall be substantially in the form set forth in Exhibit A attached hereto, and may have such letters, numbers or other marks of identification or designation and such legends, summaries or endorsements printed, lithographed or engraved thereon as FPB may deem appropriate and as are not inconsistent with the provisions of this Plan, or as may be required to comply with any law, or with any rule or regulation made pursuant thereto, or to conform to usage.

Section 4. Issuance of Warrants. The Warrant Certificates when issued shall be dated and signed on behalf of FPB, manually or by facsimile signature, by any two of its Chairman of the Board, Chief Executive Officer, President, or Secretary under its corporate seal, if any. The seal of FPB, if any, may be in the form of a facsimile thereof and may be impressed, affixed, imprinted or otherwise reproduced on the Warrants.

Section 5. Registration of Warrant Certificates; Registered Owners. FPB shall maintain or cause to be maintained books for registration of ownership and transfer of ownership of the Warrant Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Warrant Certificates and the number of Warrants evidenced by each such Warrant Certificate. FPB may deem and treat the registered holder of a Warrant Certificate as the absolute owner thereof and of the Warrants evidenced thereby (notwithstanding any notation of ownership or other writing thereon made by anyone), for the purpose of any exercise of such Warrants and for all other purposes, and FPB shall not be affected by any notice to the contrary.

Section 6. Registration of Transfers and Exchanges; Transfer Restriction. FPB, through its “Warrant Agent,” Registrar and Transfer Company, shall transfer from time to time, any outstanding Warrants upon the books to be maintained by the Warrant Agent for that purpose, upon surrender of the Warrant Certificate evidencing such Warrants, with the Form of Assignment duly filled in and executed, to the Warrant Agent, at its office in Cranford, New Jersey at any time prior to the Expiration Date. Upon receipt of a Warrant Certificate, with the Form of Assignment duly completed and executed, the Warrant Agent shall promptly deliver a Warrant Certificate or Certificates representing an equal aggregate full number of Warrants to the transferee; provided, however, in case the registered holder of any Warrant Certificate shall elect to transfer fewer than all of the Warrants evidenced by such Warrant Certificate, the Warrant Agent in addition shall promptly deliver to such registered holder a new Warrant Certificate or Certificates for the full number of Warrants not so transferred. The Warrant Agent shall serve, and be replaced, pursuant to the terms of a Warrant Agreement by and between FPB and the Warrant Agent.

Subject to Section 8 hereof, any Warrant Certificate or Certificates may be exchanged at the option of the holder thereof for Warrant Certificates of different denominations, of like tenor and representing in the aggregate the same number of Warrants, upon surrender of such Warrant Certificate or Certificates, with the Form of Assignment duly completed and executed, on or prior to the Expiration Date.

Section 7. Mutilated, Destroyed, Lost or Stolen Warrant Certificates. Upon receipt by the Warrant Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of any Warrant Certificate and receipt by the Warrant Agent of an Indemnity Bond reasonably satisfactory to the Warrant Agent, and reimbursement of all reasonable expenses incidental thereto, and, in the case of mutilation, upon surrender and cancellation of the Warrant Certificate, the Warrant Agent shall deliver a new Warrant Certificate of like tenor representing in the aggregate the same number of Warrants.

Section 8. Payment of Taxes. FPB shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue of any Warrant or any certificates for shares of Common Stock in a name other than that of the registered holder of the Warrant or Warrant Certificate surrendered upon the exercise of a Warrant, and FPB shall not be required to issue or deliver such Warrant or certificates unless or until the person or persons requesting the issuance thereof shall have paid to FPB the amount of such tax if any, or shall have established to the satisfaction of FPB that such tax if required, has been paid.

Section 9. Exercise, Purchase Price and Duration of Warrants. Subject to the provisions of this Plan, the holder of a Warrant shall have the right to purchase from FPB (and FPB shall issue and sell to that holder), one fully paid and non-assessable share of Common Stock for each Warrant at the initial exercise price of $1.50 per share (subject to adjustment as provided in Section 11 hereof), upon the surrender of the Warrant Certificate evidencing such Warrant on any business day prior to 5:00 p.m. on the Expiration Date, with the Form of Election to Exercise on the reverse thereof duly completed and executed, and payment of the Exercise Price in lawful money of the United States of America in cash or by cashiers’ or certified check payable to FPB. The exercise price and the shares of Common Stock issuable upon exercise of a Warrant shall be subject to adjustment from time to time in the manner specified in Section 11 and, as initially established or as so adjusted, are referred to herein as the “Exercise Price” and the “Shares,” respectively. The Warrants shall be so exercisable either as an entirety or from time to time in part at the election of the registered holder thereof. In the event that fewer than all Warrants evidenced by a Warrant Certificate are exercised at any time prior to 5:00 p.m. Eastern Standard Time on the Expiration Date a new Warrant Certificate will be issued for the Warrants not so exercised.

No payments or adjustments shall be made for any cash dividends, whether paid or declared, on Shares issuable on the exercise of a Warrant.

No fractional shares of Common Stock shall be issued upon exercise of a Warrant, but, in lieu thereof, there shall be paid to the registered holder of the Warrant Certificate evidencing such Warrant or other person designated on the Form of Election to Exercise as soon as practicable after date of surrender, an amount in cash equal to the fraction of the current market value of a share of Common Stock equal to the fraction of a share to which such Warrant related. For such purpose, the current market value of a share of Common Stock shall be the book value of the Common Stock as of the last day of the month immediately preceding the date of the Election to Exercise.

Subject to Section 8 hereof, upon surrender of a Warrant Certificate, with the Form of Election to Exercise duly completed and executed, together with payment of the Exercise Price, FPB shall issue and deliver the full number of Shares issuable upon exercise of the Warrants tendered for exercise. Shares shall be deemed to have been issued, and any person so designated by the registered holder shall be deemed to have become the holder of record of a Share, as of the date of the surrender of the Warrant Certificate to which the Share relates and payment of the appropriate Exercise Price; provided, however, if the date of surrender of a Warrant Certificate shall occur within any period during which the transfer books for FPB’s Common Stock are closed for any purpose, such person shall not be deemed to have become a holder of record of a Share until the opening of business on the day of reopening said transfer books, and certificates representing such Shares shall not be issuable until such day.

If we do not maintain a current and effective registration statement under the Securities Act of 1933 covering the warrants and the underlying shares of common stock, the warrants may expire unexercised on their expiration date. Under no circumstances shall a warrant holder be entitled to (a) net-cash settlement of a warrant or the underling shares of common stock, regardless of whether any or all of the securities have been registered by us pursuant to an effective registration statement, or (b) receive any damages if any or all of the securities have not been registered by us pursuant to an effective registration statement. A warrant holder will not be entitled to exercise warrants unless a registration statement covering the securities is effective or an exemption from registration is available. We will use our best efforts to maintain such a registration statement throughout the term of the Warrants.

Section 10. Reservation of Shares. FPB will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock, for the purpose of enabling it to satisfy any obligation to issue Shares upon exercise of Warrants, through the close of business on the Expiration Date, the number of Shares deliverable upon the exercise of all outstanding Warrants.

FPB covenants that all Shares issued upon exercise of the Warrants will, upon issuance in accordance with the terms of this Agreement, be fully paid and non-assessable.

Section 11. Adjustment of Exercise Price and Number of Shares Purchasable. The Exercise Price and the number of Shares which may be purchased upon the exercise of each Warrant are subject to adjustment from time to time upon the occurrence, after the date hereof, if FPB shall: (i) declare a dividend on the Common Stock payable in shares of common stock; (ii) subdivide the outstanding Common Stock into a greater number of shares; or (iii) combine the outstanding Common Stock into a smaller number of shares, then the Exercise Price in effect on the record date for that dividend or on the effective date of that subdivision or combination, and/or the number and kind of shares of capital stock issuable on that date, shall be proportionately adjusted so that the holder of any Warrant exercised after such time shall be entitled to receive solely the aggregate number and kind of shares of capital stock which, if the Warrant had been exercised immediately prior to that date, such holder would have owned upon exercise and been entitled to receive by virtue of that dividend, subdivision, or combination. The foregoing adjustments shall be made by FPB successively whenever any event listed above shall occur.

Section 12. Notices to Warrant Holders. Upon any adjustment to the Exercise Price pursuant to Section 11 hereof, FPB within twenty calendar days thereafter shall cause to be given to the registered holders of outstanding Warrant Certificates at their respective addresses appearing on the Warrant Certificate register written notice of the adjustments by first-class mail, postage prepaid.

Section 13. Supplements and Amendments. FPB may from time to time supplement or amend this Plan without the consent or concurrence of or notice to any holders of Warrant Certificates or Warrants in order to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, to correct any defective provision, clerical omission, mistake or manifest error herein contained, or to make any other provision with respect to matters or questions arising under this Agreement which shall not be inconsistent with the provisions of the Warrant Certificates; provided that such action shall not adversely affect the interests of the holders of the Warrant Certificates or Warrants. Other amendments to this Plan may be approved by a vote of the holders of a majority of FPB’s outstanding shares of Common Stock.

Section 14. Governing Law. This Plan and each Warrant Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Florida and for all purposes shall be governed by, construed and enforced in accordance with the laws of said State.

Section 15. Benefits of this Plan. Nothing in this Plan shall be construed to give to any person or corporation other than FPB and the registered holders of the Warrant Certificates or Warrants any legal or equitable right, remedy or claim under this Plan; this Plan shall be for the sole and exclusive benefit of FPB and the registered holders of the Warrant Certificates. Prior to the exercise of the Warrants represented hereby, the registered holder of a Warrant Certificate, shall not be entitled to vote on or be deemed the holder of Common Stock of FPB which may at any time be issuable on the exercise hereof for any purpose, and nothing contained in the Plan shall be construed to confer upon the holder of this Warrant Certificate, any of the rights of a stockholder of FPB or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issue of stock, reclassification of stock, change of par value or change of stock to no par value, consolidation, merger, conveyance or otherwise) or to receive notice of meetings or other actions affecting stockholders or to receive dividends or subscription rights or otherwise.

EXHIBIT A

Warrant Certificate

Certificate No.	Number of Warrants

WARRANT CERTIFICATE FOR PURCHASE OF

COMMON STOCK OF FPB BANCORP, INC.

(See Reverse Side for Summary of Terms of Warrant Plan)

THIS CERTIFIES THAT, for value received,             , or registered assigns, is the owner of the number of warrants set forth above, each of which entitles the owner to purchase, subject to the terms and conditions hereof and of the Warrant Plan referred to herein, at any time after the date hereof and prior to the Expiration Date (as herein defined), one share of Common Stock, par value $0.01 per share (“Shares”) of FPB Bancorp, Inc. (“Company”) at $1.50 per share (“Exercise Price”), payable in cash, or by cashiers check or other official bank check, payable to the Company. Warrants may be exercised by delivery and surrender of this Warrant Certificate, along with the Form of Election to Exercise on the reverse hereof duly completed and executed together with payment of the Exercise Price at the office of the Company or its duly appointed agent.

This Warrant Certificate and each Warrant represented hereby are issued pursuant to and are subject to all of the terms, provisions and conditions of that certain Warrant Plan (“Warrant Plan”), adopted by the Company, to all of which terms, provisions and conditions the registered holder of this Warrant Certificate consents by acceptance hereof. The Warrant Plan and the summary of its terms set forth on the reverse side of this Warrant Certificate are hereby incorporated into this Warrant Certificate by reference and made a part hereof. The Warrant Plan sets forth the terms and conditions under which the exercise price for a Warrant, the number of shares to be received upon exercise of a Warrant, or both, may be adjusted. Reference is hereby made to the Warrant Plan for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Company and the holders of the Warrant Certificates or Warrants. In the event of a conflict between the provisions of this Warrant Certificate and the Warrant Plan, the provisions of the Warrant Plan shall control.

Copies of the Warrant Plan are available for inspection at the Company’s office, or may be obtained upon written request addressed to the Secretary, FPB Bancorp, Inc., 1301 S.E. Port St. Lucie Boulevard, Port St. Lucie, Florida 34952. The Company shall not be required upon the exercise of the Warrants evidenced by this Warrant Certificate to issue fractions of Shares, but shall make payment therefore in cash on the basis of the current market value of any fractional interest as provided in the Warrant Plan.

The Warrants evidenced by this Warrant Certificate shall expire at 5:00 p.m. on November 30, 2015. The day and time of expiration is referred to herein as the “Expiration Date.”

IN WITNESS WHEREOF, the Company has caused this certificate to be executed by the signatures of its duly authorized officers and has caused its corporate seal to be hereunto affixed.

Dated:	SEAL

President		Chairman of the Board of Directors

Summary of Terms of Warrant Plan

The Warrant Plan provides that, upon the occurrence of certain events, the initial exercise prices set forth on the face of this Warrant Certificate may, subject to specified conditions, be adjusted (such exercise price, as initially established or as adjusted from time to time, is referred to herein as the “Exercise Price”). If the Exercise Price is adjusted, the Warrant Plan provides that the number of shares which can be purchased upon the exercise of each Warrant represented by this Warrant Certificate are subject to adjustment. The Warrants evidenced by this Warrant Certificate shall be exercisable until 5:00 p.m. on the Expiration Date.

In the event that upon any exercise the number of Warrants exercised shall be fewer than the total number of Warrants represented hereby, there shall be issued to the holder hereof or his assignee a new Warrant Certificate evidencing the Warrants not so exercised. The Company shall not be required to issue fractions of shares or any certificates which evidence fractional shares. In lieu of a fractional share, if any, there shall be paid to the registered holder of a Warrant with regard to which the fractional share would be issuable, an amount in cash equal to the same fraction of the current market value (as determined pursuant to the Warrant Plan) of a share.

No payment or adjustment will be made for any cash dividends, whether paid or declared, on any shares issuable upon exercise of a Warrant. Prior to the exercise of the Warrants represented hereby, the registered holder of this Warrant Certificate shall not be entitled to vote on or be deemed the holder of Common Stock of the Company which may at any time be issuable on the exercise hereof for any purpose.

The Company may deem and treat the registered holder of this Warrant Certificate as the absolute owner hereof and of the Warrants represented by this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone) for the purposes of any exercise of such Warrants and for all other purposes, and the Company shall not be affected by any notice to the contrary.

Upon surrender of this Warrant Certificate with the form of Assignment below duly completed and executed, a new Warrant Certificate representing the Warrants represented by this Warrant Certificate will be issued to the transferee; provided, however, that if the registered holder of this Warrant Certificate elects to transfer fewer than all Warrants represented by this Warrant Certificate, a new Warrant Certificate for the Warrants not so transferred will be issued to such registered holder. This Warrant Certificate, together with other Warrant Certificates, may be exchanged by the registered holder for another Warrant Certificate or Certificates of different denominations, of like tenor and representing in the aggregate Warrants equal in number to the same full number of Warrants represented by this Warrant Certificate and any other Warrant Certificate so exchanged.

We will only issue shares of common stock pursuant to the exercise of warrants if, at the time of exercise, we have an effective registration statement on file with the Securities and Exchange Commission. We will use our best efforts to maintain such a registration statement throughout the term of the warrants.

[Form of Assignment]

For value received                              hereby sells, assigns and transfers unto                              this Warrant Certificate and all right, title and interest therein, and to the Warrants represented thereby, and does hereby irrevocably constitute and appoint                              attorney, to transfer said Warrant represented by Warrant Certificate number                              on the books of the Company with full power of substitution in the premises.

Dated:

NOTE: The above name must correspond with the name written upon the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatever.

Signature Guaranteed:

[Form Of Election To Exercise]

The undersigned hereby irrevocably elects to exercise                              Warrants evidenced by this Warrant Certificate, to purchase                              full shares of the Common Stock of the Company (“Shares”) and herewith tenders payment for such Shares in the amount of $                             in accordance with the terms hereof.

Dated:

Social Security Number:

Name of Registered holder of Warrant (Please Print):

Address (Please Print):

Signature:

NOTE: The above signature must correspond with the name as written upon the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatever. If the holder hereof is hereby electing to exercise fewer than all Warrants represented by this Warrant Certificate and is requesting that a new Warrant Certificate evidencing the Warrants not exercised be registered in a name other than that in which this Warrant Certificate is registered, the signature of the holder of this Warrant Certificate must be guaranteed.

Signature Guaranteed:

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery or of any sale of our common stock.

TABLE OF CONTENTS:

3,250,000 Units

Each Consisting of

Four Shares of Common Stock and

a Warrant to Purchase

One Share of Common Stock

PROSPECTUS

Kendrick Pierce & Co.

November 30, 2010